                                                                          ----------------------------
                                                                                   OMB APPROVAL
                                                                          ----------------------------
                                 UNITED STATES                            OMB Number:        3235-0145
                      SECURITIES AND EXCHANGE COMMISSION                  Expires:    October 31, 1997
                            WASHINGTON, D.C.  20549                       Estimated average burden
                                                                          hours per response . . 14.90
                                                                          ----------------------------

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            (AMENDMENT NO.    2  )*
                                          ------

 SUBSTANCE ABUSE TECHNOLOGIES, INC. (FKA U.S. Alcohol Testing of America, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91154J101
              --------------------------------------------------
                                 (CUSIP Number)


  Scott J. Lederman, Esq.  777 Long Ridge Road, Stamford, Connecticut 06902
                                (203) 614-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 8, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:  Six  copies of this statement, including all exhibits, should be filed
with the Commission.   See Rule 13d-1(a) for other parties to whom copies are to
be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                                SEC 1746 (12-91)

                                                        SCHEDULE 13D

 CUSIP No.      91154J101                                                     Page         2      of       8       Pages
               ------------------                                                      --------         --------
------------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         S.A.C. Capital Advisors, LLC
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)  / /
                                                                                                                    (b)  / /


------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /


------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION6

         Delaware
------------------------------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              None

                   -----------------------------------------------------------------------------------------------------------------
                        8     SHARED VOTING POWER
      NUMBER OF
        SHARES                599,100
    BENEFICIALLY
       OWNED BY    -----------------------------------------------------------------------------------------------------------------
         EACH           9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                None
         WITH
                   -----------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              599,100

-----------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         599,100
------------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          /x/


------------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.68% based upon 35,603,092 Shares outstanding as of September 4, 1996 as reported in the Company's Proxy Statement dated September 12, 1996.
------------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                        SCHEDULE 13D

 CUSIP No.      91154J101                                                     Page         3      of       8       Pages
               ------------------                                                      --------         --------
------------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Steven A. Cohen
------------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)  / /
                                                                                                                    (b)  / /


------------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
------------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         / /


------------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------------------------------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              1,743,100

      NUMBER OF    -----------------------------------------------------------------------------------------------------------------
        SHARES          8     SHARED VOTING POWER
    BENEFICIALLY
       OWNED BY               599,100
         EACH
      REPORTING    -----------------------------------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH
                              1,743,100

                   -----------------------------------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              599,100

------------------------------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,342,200
------------------------------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          / /


------------------------------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.58% based upon 35,603,092 Shares outstanding as of September 4, 1996 as reported in the Company's Proxy
         Statement dated September 12, 1996.
------------------------------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  91154J101                               Page     4   of    8    Pages
           ------------------                           --------   --------



This Amendment Number 2 to Schedule 13D is filed by Steven A. Cohen ("Cohen") and S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Advisors" and, together with Cohen, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value per share ("Shares") of Substance Abuse Technologies, Inc. (formerly known as U.S. Alcohol Testing of America, Inc.), a Delaware corporation (the "Company"), held by Cohen and S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"), respectively. SAC Associates is not listed as a Reporting Person on this
Schedule 13D because all voting and investment power (as defined in Rule 13d-3) has been vested with SAC Advisors pursuant to an Investment Management Agreement.

This Amendment No. 2 is filed to report that on November 8, 1996 the Reporting Persons entered into a Convertible Loan and Warrant Agreement (the "Agreement") with the Company, pursuant to which the Reporting Persons loaned $5,000,000 to the Company in return for Convertible Senior Promissory Notes (the "Notes") and purchased stock purchase warrants (the "Warrants"). This Amendment No. 2 summarizes the terms of the Agreement and updates the Reporting Person's previous disclosures.

ITEM 1.  SECURITY AND ISSUER

No amendment.

ITEM 2.  IDENTITY AND BACKGROUND

No amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All funds utilized by SAC Advisors to acquire the Shares that they held before entering into the Agreement (the "Owned Shares"), to loan to the Company and to purchase Warrants on behalf of SAC Associates were derived from SAC Associates' working capital and all funds utilized by Cohen were derived from personal funds. Such funds may include margin debt incurred from time to time in the ordinary course of business pursuant to customary margin agreements with Spear, Leeds & Kellogg.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons acquired the Owned Shares for the purpose of investment because they believed the Company presented a favorable investment opportunity. The Reporting Persons continue to believe that the Company presents a favorable investment opportunity and continue to act for investment purposes. However, as a result of the Reporting Person's increased investment in the Company arising under the Agreement and the possibility of ultimately obtaining additional Shares through the Notes and the Warrants, the Reporting Persons intend from time to time to sell some or all of the Owned Shares. Whether the Reporting Persons actually effect such sales will depend on their continuing evaluation of the diversity of their investment portfolio, as well as the price level of the Shares, available opportunities to dispose of the Shares, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or otherwise.

                                 SCHEDULE 13D

CUSIP No.  91154J101                               Page     5   of    8    Pages
           ------------------                           --------   --------



The Reporting Persons have, as part of the Agreement, agreed with the Company to certain volume restrictions on Open Market Transactions (as defined below) involving sales of the Owned Shares. There are, however, no restrictions on sales by the Reporting Persons of the first One Million (1,000,000) of the Owned Shares sold in Open Market Transactions. After the sale of One Million Owned Shares in Open Market Transactions, the Reporting Persons have agreed with the Company that, unless waived by the Company, they will not sell any of the remaining Owned Shares in Open Market Transactions unless: (i) the sales price for such Shares (before any fees or commissions) is equal to or greater than the "Limit Price" (defined in the Agreement as $2.00 per share subject to certain adjustments), (ii) the volume of Shares sold by the Reporting Persons on any trading day at a price below the Limit Price (before any fees or commissions) does not exceed twenty-five percent (25%) of the average daily trading volume of the Company's common stock reported for the five trading days immediately preceding the date of such sale, provided that any sales by the Reporting Persons during the immediately preceding five trading days at a price below the Limit Price shall be excluded from the calculation of the average daily trading volume, or (iii) such shares are sold at the best offer price. For purposes of the Agreement, the term "Open Market Transactions" means transactions that are reported on the consolidated quotation system other than block trades (as defined under Exchange Act Rule 10b-8). These volume sales limitations do not extend to any other transactions in the Shares or to any Shares that the Reporting Persons may acquire in the future.

With the exception of the execution of the Agreement as described in this Item and in Item 6, as of the date of this Amendment No. 2, none of the Reporting Persons or the entities and individuals described in Item 2 of the original
Schedule 13D has any plans or proposals which would result or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons beneficially own 2,342,200 Shares representing 6.58% of the 35,603,092 Shares reported by the Company as outstanding as of September 12, 1996.

         (b)     No amendment.

         (c) Except as set forth in Annex 1 hereto, no transactions in Shares were effected since July 30, 1996.

         (d)     No amendment.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On November 8, 1996, the Reporting Persons and the Company executed the Agreement, which provides for the Reporting Persons to lend the Company $5,000,000. The Notes are due and payable on November 8, 1999 and bear interest at the rate of 7% per annum, payable quarterly. The Notes are convertible into Shares at any time after July 1, 1997. The conversion price (the "Conversion Price") is initially set at the rate of Two Dollars ($2.00) per share. This Conversion

                                 SCHEDULE 13D

CUSIP No.  91154J101                               Page     6   of    8    Pages
           ------------------                           --------   --------



Price is subject to adjustment downward (the "Market Price Adjustment") during the period from May 1, 1997 through May 1, 1998 based on the average market price for Shares over the preceding 65 trading days, provided that the Conversion Price will not be reduced below $1.375 as a result of this adjustment. In addition, the Conversion Price is subject to reduction pursuant to certain antidilution provisions if the Company sells Shares at less than the Conversion Price, or issues options or convertible securities which can be exercised at a price less than the Conversion Price.

Under the Agreement, as long as any portion of the Notes are outstanding and thereafter as long as certain conditions are met, the holders of the Notes may name one person to the Company's Board of Directors or may exercise observer rights at meetings of the Board of Directors. The Agreement also imposes certain negative and affirmative covenants on the Company as long as any balance remains outstanding under the Notes. Among other things, these covenants restrict the Company's ability to engage in acquisitions (other than the proposed acquisition of the Company's two majority owned subsidiaries, Good Ideas Enterprises, Inc. and U.S. Drug Testing, Inc.) of companies that are not engaged exclusively in, or engaged in a business directly related to, the business of substance abuse testing, to pay dividends, to incur indebtedness (as defined in the Agreement) senior to the Notes, to engage in certain related party transactions, to assign the rights in certain intellectual property, to terminate the employment of the Company's chief executive officer, to incur other indebtedness (as defined in the Agreement) in excess of $1 million, to sell or otherwise dispose of any subsidiary or division of the corporation (with the exception of Good Ideas Enterprises, Inc.), to engage in other transactions with a value in excess of $1 million, and to amend the Company's Certificate of Incorporation or Bylaws or file resolutions of the Board of Directors or enter into any agreement that would adversely affect the rights and priorities of the Reporting Persons. The Reporting Persons also have the right to purchase additional Shares in any public or private sale of Shares effected by the Company and to acquire additional Shares under certain other circumstances.

In addition, pursuant to the Agreement, the Reporting Persons purchased for $1,000 Warrants to purchase 2,500,000 Shares at an exercise price of $2.00 per
share.   The Warrants are not exercisable to any extent before July 1, 1997, and thereafter are exercisable only to the extent that, when added together with any other Shares beneficially owned by the Reporting Persons, would not result in the Reporting Persons being deemed to be greater than ten percent stockholders subject to Section 16 of the Securities Exchange Act of 1934. Notwithstanding the foregoing, the Warrants become fully exercisable on April 30, 2000 and expire on June 30, 2000. The number of Shares which may be purchased pursuant to the Warrants is subject to a downward adjustment, but not to less than 2,000,000 Shares, in the event that the Conversion Price of the
Note is reduced, such that the number of Shares purchasable pursuant to the Warrants will be reduced at a rate of one Share for each 2.2727 additional Shares which may be obtained upon conversion of the Notes as a result of any Market Price Adjustment. In addition, the Exercise Price is subject to reduction and the number of Shares that may be purchased under the Warrants is subject to increase pursuant to certain antidilution provisions if the Company
sells Shares at less than the Exercise Price.   The Warrants are transferable,
subject to the conditions in the legend thereon.

The Conversion Price, Exercise Price, Limit Price and other price provisions of the Notes and the Warrants may be adjusted upward or downward to reflect reverse stock splits, stock splits, stock dividends, and other similar transactions.

                                 SCHEDULE 13D

CUSIP No.  91154J101                               Page     7   of    8    Pages
           ------------------                           --------   --------

Under the Agreement, the Company agreed promptly to register under the Securities Act of 1933 the Shares issuable under the Notes and the Warrants.
In the event the registration statement is not filed and the Company does not use its best efforts to have the registration statement declared effective within 90 days, the Company must pay the Reporting Persons a cash penalty equal to 10% of the outstanding principal under the Notes. In addition, during times (if any) when the Company has not maintained the registration statement in effect for a specified period or has failed to keep current any prospectus forming a part of such registration statement, the Exercise Price of the Warrants may be paid by netting out Shares otherwise issuable thereunder. Finally, the Company and the Reporting Persons entered into a Registration Rights Agreement, pursuant to which the Reporting Persons have "piggyback" rights to include Shares in any registration statement filed by the Company, and on one occasion to demand registration of Shares if the Shares issued upon conversion of the Notes or exercise of the Warrants are not freely tradable. The right to demand registration may be assigned to a transferee of the securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Copies of the following documents are filed as exhibits:

Exhibit: Convertible Loan and Warrant Agreement dated November 8, 1996 Exhibit A: Registration Rights Agreement dated November 8, 1996 Exhibit B: Form of Convertible Senior Promissory Note
          Exhibit C: Form of Warrant

After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Dated this 8th day of November, 1996.



S.A.C. CAPITAL ADVISORS, LLC



By:  /s/ SCOTT J. LEDERMAN              /s/ STEVEN A. COHEN
     ---------------------------        ----------------------------
     Scott J. Lederman, Esq.            Steven A. Cohen

                                 SCHEDULE 13D

CUSIP No.  91154J101                               Page     8   of    8    Pages
           ------------------                           --------   --------



                                    ANNEX 1

             Transactions by Reporting Persons in Common Stock of
            Substance Abuse Technologies, Inc. since July 30, 1996

                 Number of Shares          Average Price
Trade Date       Bought/Sold (2)           per Share (3)
----------       ---------------           -------------
Steven Cohen (1)
8/8/96            10,000                   $1.9375
8/13/96           30,000                   $1.8125
8/13/96            4,000                   $1.8125
8/19/96            6,000                   $1.8125
8/19/96          123,400                   $1.75
8/21/96           40,000                   $1.75
9/26/96           45,000                   $2.1875

(1)  All purchases by Steven Cohen.

(2) Unless otherwise indicated, all transactions were effected by the Reporting Persons directly on the American Stock Exchange, or through broker-transactions on the American Stock Exchange or otherwise.

(3)  Prices exclude commission.

                                   EXHIBIT

                     CONVERTIBLE LOAN AND WARRANT AGREEMENT

         This Convertible Loan and Warrant Agreement (this "Agreement") is entered into as of November 8, 1996 (the "Effective Date") by and between Substance Abuse Technologies, Inc., a Delaware corporation (the "Company"), on the one hand, and on the other hand, S.A.C. Capital Associates, LLC, an Anguilla limited liability company, and Steven A. Cohen (together and with permitted transferees, the "Noteholders").

         WHEREAS, the Noteholders are willing, pursuant to the terms and conditions of this Agreement, to loan the Company an aggregate amount of Five Million Dollars ($5,000,000) (the "Loan Amount") which loan (the "Loan") shall be convertible into securities of the Company on the terms and subject to the conditions set forth herein and to purchase a warrant to purchase capital stock of the Company on the terms and conditions of the form of warrant referenced herein; and

         WHEREAS, the Company wishes to obtain such Loan and to sell and issue the Noteholders a warrant to purchase capital stock of the Company on the terms and conditions of the form of warrant referenced herein.

         NOW, THEREFORE, the parties hereby agree as follows:

                 1. DEFINITIONS. As used in this Agreement, the following terms shall have the following respective meanings:

                 "Affiliate" of any particular Person means any executive officer, director (regardless of whether an officer), general partner, trustee and any other Person that controls, is controlled by or is under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of the particular Person whether through the ownership of voting securities, contract or otherwise.

                 "Common Stock" shall mean the Company's common stock, $.01 par value.

                 "Convertible Securities" shall mean any stock or securities (directly or indirectly) convertible into or exchangeable for Common Stock.

                 "day" shall mean any calendar day; "business day" shall mean any day other than Saturdays, Sundays and days that are a banking holiday in New York City; and "trading day" shall mean any day other than Saturdays, Sundays and days that are a scheduled holiday for the principal securities market in which Common Stock is quoted or traded.

                 "Indebtedness" of any Person at a particular time means any liability or indebtedness, short-term or long-term, secured or unsecured, contingent or otherwise, (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) constituting or representing the balance deferred and unpaid of the purchase price of any property, assets or services, including securities (except any such balance that constitutes a trade payable incurred in the ordinary course of business), (c) evidenced by bonds, debentures, notes or other similar instruments (including purchase money obligations as evidenced by such instruments), (d) constituting or representing indebtedness arising under acceptance facilities and the face amount of all letters of credit, and all reimbursement obligations thereunder, issued for the account of such Person and all drafts drawn thereunder, (e) all liabilities secured by any Lien on the property or assets owned or held by such Person (whether or not the obligations secured thereby shall have been assumed by such Person), (f) constituting or representing obligations with respect to any conditional sale agreement or title retention agreement, (g) constituting or representing obligations with respect to interest rate exchange or swap agreements, (h) constituting or representing obligations of such Person upon which interest charges are customarily paid or accrued whether through discount or otherwise (except any such obligation that constitutes a trade payable incurred in the ordinary course of business) or (i) constituting or representing obligations under any capitalized lease with respect to which a Person is liable.

                 "Lien" means any mortgage, deed of trust, or pledge, security interest, hypothecation, assignment, assigned deposit, arrangement, encumbrance, encroachment, lien (statutory or otherwise), claim, option, reservation, right of way, easement, or defect of any kind, or preference, or priority, or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any financing statement under the Uniform Commercial Code, or under the comparable law of any other jurisdiction); other than Permitted Liens.

                 "Market Price" as to any security on any day shall mean the closing sale price of such security as reported for such day pursuant to the consolidated quotation system or any other transaction reporting plan under
Section 11A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or, if there have been no sales so reported for such day, the average of the best bid and best offer prices quoted under the consolidated quotation system or any other such transaction reporting plan as of 4:00 P.M., New York time, on such day, or, if on any day such security is not so quoted, the average of the best bid and best offered prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor or comparable organization. If at any time such security is not listed on any domestic securities exchange or quoted under a transaction reporting plan or in the domestic over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by the Company and the Noteholders; provided that if such parties are unable to reach agreement as to the Market Price, the Market Price shall be determined by appraisal as set forth in Section 17.15 of this Agreement.

                 "Options" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

                 "Other Transaction Documents" shall mean the Convertible Senior Promissory Notes described in Section 2.1, the Warrant described in
Section 2.2, and the Registration Rights Agreement in the form set forth on Exhibit A.

                 "Person" shall mean any natural person and any corporation, partnership, limited liability company, joint venture, association, joint-stock partnership, trust, unincorporated organization or government or other agency or political subdivision thereof.

                 "Permitted Liens" shall mean:

                          (i)     tax liens with respect to taxes not yet due
and payable or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with generally accepted accounting principles, consistently applied;

                          (ii)    deposits or pledges made in connection with,
or to secure payment of, utilities or similar services, workers' compensation, unemployment insurance, old age pensions or other social security obligations;

                          (iii)   that certain Security Agreement, dated May
21, 1996, by and among the Company, Robert Stutman and Brian Stutman;

                          (iv)    liens securing purchase money secured debt in
an aggregate principal amount not to exceed Seven Hundred Fifty Thousand Dollars ($750,000);

                          (v)     mechanics', materialmen's or contractors'
liens or encumbrances or any similar lien or restriction created by statute;
and

                          (vi)    easements, rights-of-way, restrictions and
other similar charges and encumbrances not interfering with the ordinary conduct of the business of the Company and its Subsidiaries or detracting from the value of the assets of the Company and its Subsidiaries.

                 "Proprietary Assets" shall mean any domestic and foreign patents, patent applications, registered and unregistered trademarks and service marks and registered and unregistered copyrights.

                 "Subsidiary" shall mean, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by a Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

                 "Underlying Common Stock" shall mean (i) the shares of Common Stock issued or issuable upon conversion of the Notes or upon exercise of the Warrant and (ii) any Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

         2.      PURCHASE AND SALE OF THE NOTE AND THE WARRANTS.

                 2.1. The Loan. The Noteholders will loan the Company the Loan Amount subject to the terms and conditions set forth in this Agreement.
On the Effective Date, (i) the Noteholders shall transfer the Loan Amount to an account of the Company pursuant to instructions attached hereto as Exhibit E, and (ii) the Company shall issue to each of the Noteholders a Convertible Senior Promissory Note each in the principal amount equal to Two Million Five Hundred Thousand Dollars ($2,500,000), in the form attached hereto as Exhibit B (each such Convertible Senior Promissory Note, a "Note").

                 2.2. The Warrant. On the Effective Date, the Company shall issue and sell to each of the Noteholders a stock purchase warrant in the form attached hereto as Exhibit C (the "Warrant"). On the Effective Date, each of the Noteholders shall pay the Company Five Hundred Dollars ($500.00) in consideration for the issuance and sale of the Warrant.

                 2.3. Issue Price Allocation. The parties hereto acknowledge that the Loan and the Warrant are an "investment unit" within the meaning of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code"), that the "issue price," within the meaning of Section 1273(b) of the Code, of the Loan shall be Five Million Dollars ($5,000,000) and the "yield to maturity," based on such issue price, of the Loan is seven percent (7%). Except as otherwise required by law, the parties hereto agree that such issue price and yield to maturity shall be used to determine the amount of "original issue discount" accruing and to be reported on the Loan pursuant to Section 1272 of the Code and the regulations promulgated thereunder.

         3. LOAN TERM; INTEREST; REPAYMENT; PREPAYMENT. The term of the Loan will begin on the Effective Date and end on the third anniversary of the Effective Date (the "Maturity Date"). Interest on the unpaid principal balance on any Note (such unpaid principal balance is referred to as the "Outstanding Balance") will accrue from the Effective Date at the rate of seven percent (7%) per annum, calculated on the basis of a 360 day year and actual days elapsed until the entire Outstanding Balance has been repaid or has been converted pursuant to this Agreement. The Company will pay to the Noteholders all interest accrued on the Outstanding Balance in quarterly installments with each installment due and payable on March 15, June 15, September 15 and December 15 (or the first business day after such dates) of each year during the term of the Loan (such that the first installment of interest shall accrue from the Effective Date through and be due and payable on December 15, 1996), except that all accrued but unpaid interest shall be due and payable on the earlier to occur of the time of conversion with respect to the portion of the Outstanding Balance being converted or on the Maturity Date. Any accrued interest that is not paid when due shall at a Noteholder's option (A) remain due and payable and accrue at the rate set forth in Section 13.2(ii), or (B) be converted to principal and the Outstanding Balance shall be correspondingly increased. To the extent not previously converted pursuant to Section 5 hereof, the entire Outstanding Balance shall be due and payable on the Maturity Date. The Outstanding Balance and all accrued interest and any and all other sums payable to the Noteholders hereunder may not be prepaid prior to the Maturity Date without the consent of the Noteholders in their sole and absolute discretion.

         4. UNSECURED LOAN. The Loan shall not be secured by any assets of the Company, provided, however, that upon a default of the Company under this Agreement, the Noteholders shall be entitled to the remedies specified in
Section 13.

         5. CONVERSION. The Outstanding Balance of any Note is convertible on the following basis:

                 5.1. Optional Conversion. A Noteholder may at any time and from time to time after July 1, 1997 convert all or any portion of the Outstanding Balance under a Note into a number of shares of Common Stock determined by dividing the Outstanding Balance to be so converted by the "Conversion Price" as such term is determined at the time of conversion pursuant to this Agreement. As of the Effective Date, the Conversion Price shall be Two Dollars ($2.00) as such shall be adjusted from time to time as provided in this Agreement. Except in the case of a conversion of the full Outstanding Balance under a Note, the amount of the Outstanding Balance converted at any one time shall be equal to or exceed Two Hundred Fifty Thousand Dollars ($250,000) but shall be an amount that avoids the issuance of fractional shares.

                 5.2. Reservation of Securities. Through the Maturity Date, the Company shall reserve for issuance such number and type of securities as the Noteholders are entitled to receive upon conversion of the Notes. Prior to the issuance of any equity securities (or any instrument exercisable for or convertible into equity securities) and whenever otherwise required to satisfy this Section 5.3, the Company will amend its Articles of Incorporation to the extent necessary to ensure that there is reserved for issuance a sufficient quantity of such equity securities (and Common Stock into which such equity securities may be convertible) as the Noteholders are entitled to receive upon conversion of the Notes.

         6. ADJUSTMENT OF CONVERSION PRICE. In order to prevent dilution of the rights granted under this Agreement, the Conversion Price shall be subject to adjustment from time to time as provided in this Section 6.

                 6.1. Adjustment Period Adjustments. During the period beginning on May 1, 1997 through the earlier of (i) the date that the entire Outstanding Balance of the Loan is converted into Common Stock and (ii) May 1, 1998 (the "Adjustment Period"), the Conversion Price shall be reduced to the Average Market Price (as defined below) each time that the Average Market Price is below the then-current Conversion Price. For purposes of this Section 6.1, the Average Market Price as of any day during the Adjustment Period shall be the average of the Market Prices for each of the sixty-five (65) trading days preceding such day (any such trading day, a "Calculation Day"), provided that the Market Price on any Calculation Day shall be excluded from the calculation of Average Market Price if either (a) one of the Noteholders sold Common Stock in Open Market Transactions (as defined in Section 12) on that Calculation Day, or (b) the Calculation Day is within twenty-one (21) trading days after the day on which one of the Noteholders sold Common Stock in an Open Market Transaction. Such adjustments will occur automatically during the Adjustment Period to the extent that the Average Closing Price for a given date of adjustment is less than the then-current Conversion Price. Notwithstanding the foregoing, in no event shall the Conversion Price be reduced below the "Floor Price" (as defined below) as a result of this Section 6.1. For purposes of this Section 6.1, the Floor Price shall be $1.375, as such shall be adjusted from time to time as provided in this Agreement. There shall be no upward adjustments of the Conversion Price, regardless of any increases in the Average Closing Price during the Adjustment Period.

                 6.2. Effect on Conversion Price of Certain Events. If and whenever on or after the Effective Date, the Company issues or sells any share of Common Stock (other than upon the exercise of an Option or the conversion of Convertible Securities outstanding immediately before the Effective Date), or in accordance with this Section 6.2 is deemed to have issued or sold any share of Common Stock, for a consideration per share less than the Conversion Price in effect immediately prior to such time, then immediately upon such issuance or sale, independent of Section 6.1 hereof, the Conversion Price shall be reduced to the price per share at which such share of Common Stock has been issued or sold or is deemed pursuant to this Section 6 to have been issued or sold. For purposes of determining the adjusted Conversion Price under this
Section 6.2, the following shall be applicable:

                          (i)     Issuance of Rights or Options.  If on or
after the Effective Date the Company in any manner issues, grants or sells any Options and the price per share for which a share of Common Stock is issuable upon the exercise of any such Option, or upon conversion or exchange of any Convertible Security issuable upon exercise of such Option, is less than the Conversion Price in effect immediately prior to the time of the granting or sale of such Option, then such share of Common Stock shall be deemed to have been issued and sold by the Company at such time for such price per share. For purposes of this Section 6.2(i), the "price per share for which a share of Common Stock is issuable" shall be equal to the sum of the amount of consideration (if any) received or receivable by the Company with respect to the issuance, grant or sale of the Option, plus the amount of consideration (if any) that would be received by the Company with respect to exercise of the Option in full plus the amount of consideration (if any) that would be received by the Company with respect to conversion or exchange in full of any Convertible Security issuable upon exercise of such Option, all divided by the total number of shares of Common Stock issuable upon exercise of the Option and conversion or exchange of the Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock or of such Convertible Security upon the exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Security.

                          (ii)    Issuance of Convertible Securities.  If on or
after the Effective Date the Company in any manner issues, grants or sells any Convertible Security and the price per share for which a share of Common Stock is issuable upon conversion or exchange thereof is less than the Conversion Price in effect immediately prior to the time of such issue or sale, then such share or shares of Common Stock shall be deemed to have been issued and sold by the Company at such time for such price per share. For the purposes of this
Section 6.2(ii), the "price per share
for which a share of Common Stock is issuable" shall be equal to the sum of the amount of consideration (if any) received or receivable by the Company with respect to the issuance, grant or sale of the Convertible Security plus the amount of consideration (if any) that would be received by the Company with respect to the conversion or exchange of such Convertible Security in full, all divided by the total number of shares of Common Stock issuable upon conversion or exchange of the Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of any Convertible Security, and if any such issue or sale of such Convertible Security is made upon exercise of any Options for which adjustments of the Conversion Price has been or is to be made pursuant to other provisions of this Section 6, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

                          (iii)   Change in Option Price or Conversion Rate.
If the amount to be received by the Company upon the exercise of any Options outstanding as of the Effective Date, the additional consideration, if any, payable upon the issuance, conversion or exchange of any Convertible Securities outstanding as of the Effective Date, or the rate at which any Convertible Securities outstanding as of the Effective Date are convertible into or exchangeable for Common Stock changes at any time after the Effective Date, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed for purposes of this Section 6.2 to have been issued as of the date of such change; provided that no such change shall at any time cause the Conversion Price hereunder to be increased.

                          (iv)    Treatment of Expired Options and Unexercised
Convertible Securities. Upon the expiration of any Option described in Section 6.2(i) or the termination of any right to convert or exchange any Convertible Securities described in Section 6.2(ii) without the exercise or conversion in whole or in part of such Option or Convertible Security, the Conversion Price then in effect shall be adjusted immediately to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, never been issued, granted or sold; provided that if such expiration or termination would result in an increase in the Conversion Price then in effect, such increase shall not be effective until the later of (A) the date of such expiration or termination or (B) thirty (30) days after the Company has delivered notice of such expiration or termination to the Noteholders. For purposes of this Section 6.2, the expiration or termination of any Option or Convertible Security which was outstanding as of the Effective Date shall not cause the Conversion Price hereunder to be adjusted unless, and only to the extent that, a change in the term of such Option or Convertible Security caused it to be deemed to have been issued after the Effective Date pursuant to Section 6.2(iii).

                          (v)     Calculation of Consideration Received.  If
any Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor. In case any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Market Price thereof as of the date of receipt. In case any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities shall be determined jointly by the Company and the Noteholders. If such parties are unable to reach agreement, such fair value shall be determined by appraisal pursuant to Section 17.15.

                          (vi)    Integrated Transactions.  In case any Option
is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options shall be deemed to have been issued without consideration.

                          (vii)   Each Series a Separate Security.  In case an
agreement relating to Options or Convertible Securities provides that more than one exercise price, conversion or exchange provisions are applicable to the securities issuable thereunder, then the securities subject to each different exercise price, conversion or exchange provisions shall be deemed to be subject to separate Options or Convertible Securities for purposes of applying this
Section 6.2.

                          (viii)  Treasury Shares.  The Common Stock
outstanding at any given time does not include shares owned or held by or for the account of the Company or any Subsidiary, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

                          (ix)    Record Date.  If the Company takes a record
of the holders of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                 6.3. Certain Sales of Common Stock. If and whenever on or after the Effective Date the Company issues or sells, or in accordance with
Section 6.2 is deemed to have issued or sold, any share of Common Stock for a consideration per share that is equal to or greater than the Conversion Price in effect immediately prior to such issuance or sale, but that does not exceed the lower of the Market Price per share of Common Stock on the day of such issuance or sale and one hundred and fifteen percent (115%) of the Conversion Price in effect immediately prior to such issuance or sale, then immediately upon such issuance or sale, independent of Section 6.1 hereof, the Conversion Price shall be reduced to the price determined by multiplying the Conversion Price in effect immediately prior to such issuance or sale by a fraction, the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the Market Price per share of Common Stock on the day of such issuance or sale, plus (ii) the number of shares issued or sold, or in accordance with Section 6.2 deemed to have been issued or sold, multiplied by the price per share at which such

Common Stock was issued or sold, or in accordance with Section 6.2 is deemed to be issued or sold, and the denominator of which shall be the product of (A) the total number of shares of Common Stock outstanding immediately after such issuance or sale, multiplied by (B) the Market Price per share of Common Stock on the day of such issuance or sale.

                 6.4. Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price, the Floor Price and the Limit Price (as defined under Section 12) in effect immediately prior to such subdivision, and the Market Price valuations for trading days preceding such event that are utilized under Section 6.1 with respect to periods straddling the date of such subdivision, shall be proportionately reduced. If the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price, the Floor Price and the Limit Price in effect immediately prior to such combination, and the Market Price valuations for trading days preceding such event that are utilized under
Section 6.1 with respect to periods straddling the date of such combination, shall be proportionately increased.

                 6.5. Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or the majority of the Company's assets or other transaction, in each case which is effected in such a way that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as "Organic Change." Prior to the consummation of any Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the Noteholders) to insure that the Noteholders shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Common Stock immediately theretofore acquirable and receivable upon the conversion of the Notes, such shares of stock, securities or assets as may be issued or payable in connection with such Organic Change with respect to or in exchange for the number of shares of Common Stock acquirable and receivable had the Notes been fully converted immediately prior to such Organic Change. In any such case, the Company shall make appropriate provision (in form and substance satisfactory to the Noteholders) with respect to such holders' rights and interests to insure that the provisions of this Section 6 and Section 15 hereof shall thereafter be applicable to the Notes (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate reduction in the Conversion Price to the value of the Common Stock reflected by the terms of such consolidation, merger or sale, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger or sale). The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance satisfactory to the Noteholders), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

                 6.6. Certain Events. If any event occurs of the type contemplated by the provisions of this Section 6 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features or any dividend or distribution of the capital stock issued by any Person other than the Company), then the Company's Board of Directors shall make an appropriate adjustment in the Conversion Price, the Floor Price and the Limit Price in effect immediately prior to such event, and the Market Price valuations for trading days preceding such event that are utilized under Section 6.1 with respect to periods straddling the date of such event, so as to protect the rights of the Noteholders; provided that no such adjustment shall increase the Conversion Price as otherwise determined pursuant to this Section 6.

                 6.7.     Calculation of Conversion Price; Notices.

                          (i)     All calculations of the Conversion Price
under this Section 6 shall be computed to the nearest One-Thousandth (1/1000th) of a cent.

                          (ii)    Immediately upon any adjustment of the
Conversion Price, the Company shall give written notice thereof to the Noteholders, setting forth in reasonable detail and certifying the calculation of such adjustment, provided however, that such notice shall not be deemed to be conclusive as to the Conversion Price calculation.

                          (iii)   The Company shall give written notice to the
Noteholders at least thirty (30) days prior to the date on which the Company closes its books or takes a record (A) with respect to any subdivision or combination of the Common Stock that is subject to Section 6.4, or any other dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

                          (iv)    The Company shall also give written notice to
the Noteholders at least thirty (30) days prior to the date on which any Organic Change, dissolution or liquidation shall take place.

                 6.8. Excluded Transaction. The provisions of this Section 6 shall not apply to the following transactions: (i) the conversion of the Notes and exercise of the Warrant, (ii) the issuance of shares of Common Stock in the acquisition of the minority ownership interests in U.S. Drug Testing, Inc. and Good Ideas Enterprises, Inc. as previously disclosed to the public,
(iii) the acquisition of any Person engaged exclusively in, or engaged in a business directly related to, the business of substance abuse testing, (iv) conversion of shares of the Series A Preferred Stock of the Company (the "Preferred Stock") outstanding as of the Effective Date, in accordance with the terms of the Preferred Stock, (v) transactions that are subject to Section 15.2 or Section 15.3, (vi) Options granted or to be granted to officers of the Company, not previously employed by the Company, as an inducement essential to entering into a contract of employment with the Company provided that the total number of shares of Common Stock subject to all such excluded Options that may be outstanding at any one time shall not exceed Two Hundred Fifty Thousand (250,000) shares of Common Stock, and (vii) the issuance of 200,000 shares of Common Stock to John Sloan described in Section 8.2(c).

         7.      ADDITIONAL TRANSACTION DOCUMENTS.

                 7.1. Warrant. On the Effective Date, the Company will issue to the Noteholders the Warrant.

                 7.2. Registration Rights Agreement. On the Effective Date, the Company and the Noteholders shall enter into a Registration Rights Agreement in the form attached hereto as Exhibit A.

         8. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Noteholders that, except as set forth in the schedule ("Disclosure Schedule") attached to this Agreement as Schedule 8 (which Disclosure Schedule shall be deemed to constitute part of these representations and warranties), the statements in the following subsections of this Section 8 are all true and correct as of the Effective Date:

                 8.1. Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under, and by virtue of, the laws of the State of Delaware and has all requisite corporate power and authority to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted. The Company is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified would have a material adverse effect on its financial condition, business, prospects or operations, except that the Company is in the process of becoming qualified to do business in the State of Florida.

                 8.2. Capitalization. The authorized capital stock of the Company consists of the following:

                 (a) Common Stock. A total of 50,000,000 authorized shares of Common Stock ($0.01 par value) of which 35,623,092 shares are issued and outstanding.

                 (b) Preferred Stock. A total of 500,000 authorized shares of Class A Preferred Stock ($0.01 par value) of which 41,157 shares are issued and outstanding. A total of 1,500,000 authorized shares of Class B Preferred Stock ($0.01 par value), none of which are issued and outstanding.

                 (c) Options, Warrants, Reserved Shares. As of the Effective Date, the Company has issued and outstanding (i) no incentive stock options, (ii) no non-qualified stock options and (iii) stock purchase warrants (not including the Warrant) to purchase 6,459,245 shares of Common Stock at a price per share ranging from $1.0625 to $4.00. Section 8.2(c) of the Disclosure Schedule sets forth the exercise price and number of shares of Common Stock issuable under each Option or Convertible Security issued, granted or sold since March 31, 1996 (other than the Notes and the Warrant). The Company has no obligation, contingent or otherwise, to repurchase any shares of Common Stock, whether or not currently outstanding. The

                          Company is under an obligation to issue 200,000 shares of Common Stock pursuant to a consulting agreement dated June 14, 1996 between the Company and John Sloan.

                 8.3. Subsidiaries. Except as set forth in Section 8.3 of the Disclosure Schedule, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

                 8.4. Due Authorization; Consents. All corporate actions on the part of the Company, its officers, directors and stockholders necessary for (a) the authorization, execution and delivery of, and the performance of all obligations of the Company under this Agreement, (b) the authorization, execution and delivery of the Other Transaction Documents, (c) the authorization, issuance, reservation for issuance and delivery of all of the Common Stock issuable upon conversion of the Notes, and (d) the authorization, issuance, reservation for issuance and delivery of all of the Common Stock issuable upon exercise of the Warrant have been duly taken. This Agreement and the Other Transaction Documents each constitute a valid and binding obligation of the Company enforceable in accordance with its and their terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general equitable principles. All consents, approvals and authorizations of, and registrations, qualifications and filings with, any federal or state governmental agency, authority or body, or any third party, required in connection with the execution, delivery and, other than with respect to the registration of the Underlying Common Stock, performance of this Agreement and the Other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been obtained.

                 8.5. Valid Issuance of Stock. The outstanding shares of the capital stock of Company are duly and validly issued, fully paid and non assessable, and such shares of such capital stock, and all outstanding Options and Convertible Securities of the Company have been issued in full compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the registration and qualification requirements of all applicable state securities laws, or in compliance with applicable exemptions therefrom, and all other provisions of applicable federal and state securities laws, including, without limitation, anti-fraud provisions.

                 8.6. Liabilities. The Company has no Indebtedness, which ranks senior or pari pasu in right of payment to the Notes, that the Company has directly or indirectly created, incurred, assumed, or guaranteed, or with respect to which the Company has otherwise become directly or indirectly liable, other than (i) the obligations of the Company under the capital leases set forth on Section 8.6 of the Disclosure Schedule, which in the aggregate do not exceed Two Hundred Twenty-Five Thousand Dollars ($225,000) and which, to the extent provided for under the terms and conditions of such capital leases, may be senior to the Notes, (ii) that certain Secured Promissory Note, dated May 21, 1996, issued by the Company in favor of Robert Stutman in the principal amount of $239,760 and that certain Secured Promissory Note, dated May 21, 1996, issued by the Company in favor of Brian Stutman in the principal amount of $160,240 (collectively, the "RSA Notes"), which may be pari pasu to the Notes, (iii) that certain Promissory Note, dated October 22, 1996, issued by the Company in favor of Compass Bank-

Houston in the principal amount of Two Hundred Fifty Thousand Dollars ($250,000), and (iv) certain obligations in the aggregate principal amount of Two Hundred Thousand Dollars ($200,000) Promissory Notes which are set forth on
Section 8.6 of the Disclosure Schedule and which the Company shall repay from the proceeds of the Notes.

                 8.7. Title to Properties and Assets. The Company has good and marketable title to its properties and assets held in each case subject to no Lien of any kind. With respect to the property and assets it leases, the Company is in compliance with such leases and, to the best of the Company's knowledge, the Company holds valid leasehold interests in such assets free of any Liens, encumbrances, security interests or claims of any party other than the lessors of such property and assets.

                 8.8.     Status of Proprietary Assets.

                          (a)     Ownership.  The Company and its Subsidiaries
have full title and ownership of, or have license to, all Proprietary Assets set forth on Section 8.8(a) of the Disclosure Schedule. Such Proprietary Assets constitute all Proprietary Assets necessary to enable each of them to carry on its business as now conducted and as presently proposed to be conducted without any conflict with or infringement of the rights of others. Except as specifically noted on Section 8.8(a) of the Disclosure Schedule, to the best of the Company's knowledge, no third party has any ownership right, title, interest, claim in or lien on any of the Company's or any of the Company's Subsidiaries' Proprietary Assets and the Company has taken, and in the future the Company will use its best efforts to take, and shall cause its Subsidiaries to take, all steps reasonably necessary to preserve its and their legal rights in, and the secrecy of, all its and their Proprietary Assets, except those for which disclosure is required for legitimate business or legal reasons.

                          (b)     Licenses; Other Agreements.  Except as
specifically noted on Section 8.8(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries have granted, and, to the best of the Company's knowledge, there are not outstanding, any options, licenses or agreements of any kind relating to any Proprietary Asset of the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries bound by or a party to any option, license or agreement of any kind with respect to any of its or their Proprietary Assets, as the case may be. Except as specifically noted on Section 8.8(b) of the Disclosure Schedule and except for the Company's sublicenses and assignments to U.S. Drug Testing, Inc., neither the Company nor any of its Subsidiaries is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Proprietary Asset or any other property or rights.

                          (c)     No Infringement.  To the best of the
Company's knowledge, neither the Company nor any of its Subsidiaries has violated or infringed, and is not currently violating or infringing, and neither the Company nor any of its Subsidiaries has received any communications alleging that the Company or any of its Subsidiaries (or any of its or their employees or consultants) has violated or infringed or, by conducting its or their business as proposed, would violate or infringe, any Proprietary Asset, proprietary computer programs, software, databases, trade secrets and proprietary information of any other Person.

                          (d)     No Breach by Employee.  The Company is not
aware that any employee or agent of, or consultant to, the Company or any of its Subsidiaries is obligated under any agreement (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or order of any court or administrative agency, or any other restriction that would interfere with the use of his or her best efforts to carry out his or her duties for the Company or such Subsidiary, as the case may be, or to promote the interests of the Company or such Subsidiary, or that would conflict with the Company's or any of the Company's Subsidiaries' business as proposed to be conducted. The carrying on of the Company's or any of the Company's Subsidiaries' business by the employees and agents of or and consultants to the Company or such Subsidiary, as the case may be, and the conduct of the Company's or any of the Company's Subsidiaries' business as presently proposed, will not, to the best of the Company's knowledge, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any of such employees or agents of or consultants to the Company or any Subsidiary of the Company is now obligated. The Company does not believe it is or will be necessary to utilize any inventions of any employees or agents of or consultants to the Company or any of its Subsidiaries (or persons the Company or any of its Subsidiaries currently intends to hire) made prior to their employment by the Company or such Subsidiary, as the case may be. Except as specifically noted on Section 8.8(d) of the Disclosure Statement, to the best of the Company's knowledge, at no time during the conception of or reduction of any of the Company's or any of the Company's Subsidiaries' Proprietary Assets to practice was any developer, inventor or other contributor to such patents operating under any grants from any governmental entity or agency or private source, performing research sponsored by any governmental entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company's or such Subsidiary's rights in such Proprietary Assets.

                 8.9. Material Contracts and Obligations. All agreements, contracts, leases, licenses, instruments, commitments (oral or written), indebtedness, liabilities and other obligations to which the Company is a party or by which it is bound that are (a) material to the conduct or operations of its business and properties; (b) involve any of the officers, consultants, directors, employees or stockholders of the Company; (c) obligate the Company to share, license or develop any product or technology; or (d) otherwise required to be filed as exhibits to the Company's filings with the Securities and Exchange Commission ("SEC") (any such agreement, contract, lease, license, instrument, commitment (oral or written), indebtedness, liability and other obligation, a "Material Contract") have been filed as exhibits to the Company's filings with the SEC or are listed in Section 8.9 of the Disclosure Schedule and have been made available for inspection by the Noteholders and its counsel.

                 8.10. Litigation. Except as set forth in Section 8.10 of the Disclosure Schedule, there is no action, suit, proceeding, claim, arbitration or investigation ("Action") pending and, to the best of the Company's knowledge, no material Action currently threatened against the
Company, its activities, properties or assets.   To the best of the Company's
knowledge, there is no Action pending or currently threatened against any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company. To the best of the Company's knowledge, there is no factual or legal basis for any such Action that might result, individually or in the aggregate, in any material adverse change in the business, properties, assets, financial condition, affairs or prospects of the Company. By way of example but not by way of limitation, there are no Actions pending or, to the best of the Company's knowledge, threatened (or any basis therefor known to the Company) relating to the prior employment of any of the Company's employees or consultants, their use in connection with the Company's business of any information, technology or techniques allegedly proprietary to any of their former employers, clients or other parties, or their obligations under any agreements with prior employers, clients or other parties. The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality and there is no Action by the Company currently pending or which the Company intends to initiate.

                 8.11. Governmental Consents. Other than in connection with the registration of the Underlying Common Stock, all consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any federal or state governmental authority on the part of Company required in connection with the consummation of the transactions contemplated herein shall have been obtained prior to and be effective as of the Effective Date.

                 8.12. Compliance with Other Instruments. The Company is not in, nor will the conduct of its business as proposed to be conducted result in, any violation, breach or default of any term of the Company's Certificate of Incorporation, as amended ("Certificate of Incorporation"), or the Company's Bylaws (the "Bylaws") or in any term or provision of any Material Contract, or of any provision of any foreign or domestic state or federal judgment, decree, order, statute, rule or regulation applicable to or binding upon the Company. The execution, delivery and performance of and compliance with this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or default, or be in conflict with or constitute, with or without the passage of time or the giving of notice or both, either a default under the Certificate of Incorporation or Bylaws, or any agreement or contract of the Company, or a violation of any statutes, laws, regulations or orders, or an event which results in the creation of any lien, charge or encumbrance upon any asset of the Company.

                 8.13. Disclosure. No representation or warranty by the Company in this Agreement or in any statement or certificate signed by any officer of the Company furnished or to be furnished to the Noteholders pursuant to this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading. The Company's Form 10-K for the period ending March 31, 1996, as amended, filed on September 23, 1996, Form 10-Q for the period ending June 30, 1996, as amended, filed on September 23, 1996, Form 8-K, filed on June 5, 1996, as amended on August 5, August 27 and September 23, 1996 (such Form 10-K, Form 10-Q and Form 8-K, the "Periodic Reports"), Prospectus dated October 4, 1996 (the "Prospectus") and Proxy Statement dated October 22, 1996 each contained all information required to be stated therein under the Exchange Act and the Securities Act and the rules and regulations thereunder, as applicable, and did not contain any untrue statement of a material fact.

                 8.14.    Registration Rights.  Except as set forth on Section
8.14 of the Disclosure Schedule, the Company has not granted or agreed to grant any person or entity any rights (including piggyback registration rights) to have any securities of the Company registered on or after the Effective Date with the SEC or any other governmental authority.

                 8.15. Insurance. The Company has obtained and will maintain, fire and casualty insurance policies with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to replace any of its material properties or assets in the event they are damaged or destroyed.

                 8.16. Financial Statements. The financial statements contained in the Periodic Reports (all such financial statements being collectively referred to herein as the "Financial Statements") (a) were prepared in accordance with the books and records of the Company, (b) are true, correct and complete and present fairly the financial condition of the Company at the date or dates therein indicated and the results of operations for the period or periods therein specified, and (c) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, except, as to the financial statements that are not audited, for the omission of notes thereto and normal year-end audit adjustments. Specifically, but not by way of limitation, the respective balance sheets of the Financial Statements disclose all of the Company's material debts, liabilities and obligations of any nature, whether due or to become due, as of their respective dates (including, without limitation, absolute liabilities, accrued liabilities, and contingent liabilities) to the extent such debts, liabilities and obligations are required to be disclosed in accordance with generally accepted accounting principles. The Company has good and marketable title to all assets set forth on the balance sheets of the Financial Statements, except for such assets as have been spent, sold or transferred in the ordinary course of business since their respective dates.

                 8.17. Certain Actions or Developments. Since June 30, 1996, the Company has not: (a) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock; (b) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $250,000 or in excess of $450,000 in the aggregate; (c) made any loans or advances to any person, other than ordinary advances for travel expenses; (d) sold, exchanged or otherwise disposed of any material assets or rights other than the sale of inventory in the ordinary course of its business; or (e) engaged in a transaction or series of transactions with any of its officers, directors or affiliates that would be required to be disclosed under Item 402(j) or Item 404 of the SEC's Regulation S-K. As of the Effective Date, no event has occurred that requires the Prospectus to be supplemented or amended other than with respect to (i) the transactions contemplated under this Agreement and (ii) amendments to disclose options and warrants that have expired by their terms.

                 8.18. Activities Since Year-End. Except as disclosed in the Periodic Reports or the Prospectus, since March 31, 1996, there has not been:

                 (a) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of the Company (as presently conducted and as presently proposed to be conducted);

                 (b) any waiver by the Company of a valuable right or of a material debt owed to it;

                 (c) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except such a satisfaction, discharge or payment made in the ordinary course of business that is not material to the assets, properties, financial condition, operating results or business of the Company;

                 (d)      any change or amendment to a Material Contract;

                 (e) any change in any compensation arrangement or agreement with any present or prospective executive officer, director, consultant or agent that would be required to be disclosed if a Form 10-K were to be filed as of the Effective Date; or

                 (f) to the Company's knowledge, any other event or condition of any character which would materially and adversely affect the assets, properties, financial condition, operating results or business of the Company.

                 8.19. Tax Matters. The provisions for taxes in the Financial Statements are sufficient for the payment of all accrued and unpaid federal, state, county and local taxes of the Company, whether or not assessed or disputed as of the date of each such balance sheet. There have been no examinations or audits of any tax returns or reports by any applicable federal, state or local governmental agency. The Company has duly filed all federal, state, county and local tax returns required to have been filed by it and paid all taxes shown to be due on such returns. There are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

                 8.20. Tax Elections. The Company has not elected pursuant to the Internal Revenue Code of 1986, as amended (the "Code"), to be treated as an "S" corporation or a collapsible corporation pursuant to Section 341(f) or
Section 1362(a) of the Code, nor has it made any other elections pursuant to the Code (other than elections which relate solely to matters of accounting, depreciation or amortization) which would have a material affect on the Company, its financial condition, its business as presently conducted or presently proposed to be conducted or any of its properties or material assets.

                 8.21. Environmental Matters. During the period that the Company has owned or leased its properties and facilities, (a) there have been no disposals, releases or threatened releases of Hazardous Materials (as defined below) on, from or under such properties or facilities, (b) neither the Company nor, to the Company's knowledge, any third party, has used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials. The Company has no knowledge of any presence, disposals, releases or threatened releases of Hazardous Materials on, from or under any of such properties or facilities, which may have occurred prior to the Company having taken possession of any of such properties or facilities. For purposes of this Agreement, the terms "disposal", "release", and "threatened release" shall have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended ("CERCLA"). For the purposes of this Section, "Hazardous Materials" shall mean any hazardous or toxic substance, material or waste which is regulated under, or defined as a "hazardous substance", "pollutant", "contaminant", "toxic chemical", "hazardous material", "toxic substance", or "hazardous chemical" under (1) CERCLA; (2) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 11001 et seq.; (3) the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq.; (4) the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; (5) the Occupational Safety and Health Act of 1970, 29 U.S.C. Section 651 et seq.; (6) regulations promulgated under any of the above statutes; or (7) any applicable state or local statute, ordinance, rule, or regulation that has a scope or purpose similar to those statutes identified above.

         9. REPRESENTATIONS AND WARRANTIES OF THE NOTEHOLDERS. Each of the Noteholders represents and warrants to the Company as follows:

                 9.1. Purchase for Own Account; Investment Intent. The Warrant and the Notes have been acquired for the Noteholders' own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof, other than pursuant to a transaction, or series of transactions, registered or exempt from registration under the Securities Act.

                 9.2 Current Ownership. As of the Effective Date, the Noteholders own approximately Two Million Three Hundred Thousand (2,300,000) shares of Common Stock (the "Owned Shares").

         10.     REGISTRATION.

                 10.1 Company's Obligations. Promptly after the Effective Date, the Company shall file a registration statement with the SEC under the Securities Act registering the Company's offer and sale of the Underlying Common Stock and the Company shall use its best efforts to have the SEC declare effective such registration statement within three (3) months after the Effective Date. The Company shall similarly register the Company's offer and sale of the Underlying Common Stock under any applicable state securities laws. So long as any portion of the Outstanding Balance remains outstanding or the Warrant remains outstanding, the Company shall file such amendments and/or supplements to any registration statement under the Securities Act or under any state securities laws covering the Company's offer and sale of such Underlying Common Stock and supplement and keep current any prospectus forming a part of such registration statement as may be necessary to permit the Company to deliver to a Noteholder upon any sale by the Company of the Underlying Common Stock a prospectus meeting the requirements of the Securities Act and the regulations of the SEC thereunder, and as may be necessary to comply with any applicable state securities laws. The shares of Common Stock issuable under this Agreement are subject to a Registration Rights Agreement dated November 8, 1996 with the Company.

                 10.2 Remedies. In the event that, within three (3) months after the Effective Date, the Company has not file a registration statement for the Underlying Common Stock and has not used its best efforts to have the SEC declare effective such registration statement, or if at any time after such registration statement is declared effective a period of more than thirty (30) days passes during which such registration statement (or a successor registration statement) is not effective, or during which the prospectus under any such registration statement does not meet the requirements of the Securities Act, the Company shall pay the Noteholders a cash penalty in an amount equal to ten percent (10%) of the Outstanding Amount; provided that the Noteholders shall have cooperated in providing information regarding their intended plan of distribution if and to the extent that such information is requested by the SEC.

         11.     COVENANTS OF THE COMPANY.

         The Company covenants to the Noteholders as follows:

                 11.1 Use of Loan Proceeds. The Company will use the proceeds from the Loan in substantially the amounts indicated for the purposes set forth on Exhibit D.

                 11.2 Seniority. The Company shall not, directly or indirectly, create, incur, issue, assume or become liable with respect to or become responsible for, contingently or otherwise, any Indebtedness which ranks senior or pari pasu in right of payment to the Notes; provided that notwithstanding the foregoing the Company may create, incur, issue, assume, become liable or suffer to exist Indebtedness under capitalized leases not exceeding $750,000 in the aggregate, which capitalized leases may rank pari pasu, but not senior, to the Notes.

                 11.3 Note Restrictive Covenants. So long as any portion of the Outstanding Balance under the Notes remains outstanding, the Company shall not, without the prior written consent of the Noteholders:

                          (i) directly or indirectly declare or pay any cash dividends or make any cash distributions upon any of its capital stock or other equity securities, other than cash dividends on any shares of any class of Preferred Stock of the Company outstanding as of and at the rate in effect as of the Effective Date;

                          (ii) directly or indirectly redeem, purchase or otherwise acquire, or permit any Subsidiary to redeem, purchase or otherwise acquire, any of the Company's or any Subsidiary's capital stock or other equity securities (including, without limitation, Options and other rights to acquire such capital stock or other equity securities) or directly or indirectly redeem, purchase or make any payments with respect to any stock appreciation rights, phantom stock plans or similar rights or plans, except for (1) the cancellation of the Preferred Stock upon any conversion thereof and (2) the acquisitions of the remaining minority interests in U.S. Drug Testing, Inc. and Good Ideas Enterprises, Inc.;

                          (iii) make, or permit any Subsidiary to make, any loans or advances to, guarantees for the benefit of, or investments in, any Person in an aggregate amount in excess of One Million Dollars ($1,000,000), at any time, except for
         (a) reasonable advances to employees in the ordinary course of business, (b) acquisitions permitted pursuant to subsection (vi) below , (c) loans between the Company and its Subsidiaries or between Subsidiaries of the Company for normal business operating purposes and
         (d) investments having a stated maturity no greater than one year from the date the Company makes such investment in (1) obligations of the United States government or any agency thereof or obligations guaranteed by the United States government, (2) certificates of deposit of commercial banks having combined capital and surplus of at least $50 million or (3) commercial paper with a rating of at least "Prime-1" by Moody's Investors Service, Inc.;

                          (iv) sell or otherwise dispose of, or permit any Subsidiary to sell or otherwise dispose of any Subsidiary or any division of the Company or of any Subsidiary, other than Good Ideas Enterprises, Inc.;

                          (v)     liquidate, dissolve or effect a
         recapitalization or reorganization of the Company in any form of transaction (including, without limitation, any reorganization into a limited liability company, a partnership or any other non-corporate entity which is treated as a partnership for federal income tax purposes), other than (1) a transaction between or among wholly owned Subsidiaries and divisions of the Company and (2) any form of stock split or reverse stock split that has been approved by the Company's stockholders;

                          (vi) acquire, or permit any Subsidiary to acquire, any interest in any company or business (whether by a purchase of assets, purchase of stock, merger or otherwise), or acquire or permit any Subsidiary to acquire, any assets, or enter into any joint venture, except for (1) the acquisition of any Person engaged exclusively in, or engaged in a business directly related to, the business of substance abuse testing; and (2) the acquisitions of the remaining minority interest in U.S. Drug Testing, Inc. and Good Ideas Enterprises, Inc.;

                          (vii) enter into, or permit any Subsidiary to enter into, the ownership, active management or operation of any business, except for (1) the acquisition of any Person engaged exclusively in, or engaged in a business directly related to, the business of substance abuse testing; and (2) the acquisitions of the remaining minority interest in U.S. Drug Testing, Inc. and Good Ideas Enterprises, Inc.;

                          (viii) become subject to, or permit any of its Subsidiaries to become subject to, (including, without limitation, by way of amendment to or modification of) any agreement or instrument which by its terms would (under any circumstances) restrict (a) the right of any Subsidiary to make loans or advances or pay dividends to, transfer property to, or repay any Indebtedness owed to, the Company or another Subsidiary or (b) the Company's right to perform the provisions of this Agreement or the Other Transaction Documents;

                          (ix) enter into, amend, modify or supplement, or permit any Subsidiary to enter into, amend, modify or supplement (1) any material agreement, transaction, commitment or arrangement with any of its or any Subsidiary's employees, stockholders or Affiliates or with any individual related by blood, marriage or adoption to any such individual or with any entity in which any such Person or individual owns a beneficial interest, or (2) any agreement, commitment, arrangement, transaction or series of transactions with any of its officers, directors or affiliates that would be required to be disclosed under Item 402(j) or Item 404 of the SEC's Regulation S-K; except in either case for arms' length transactions with U.S. Drug Testing, Inc. and Good Ideas Enterprises, Inc.

                          (x) create, incur, assume or suffer to exist, or permit any Subsidiary to create, incur, assume or suffer to exist, (1) any Indebtedness other than capitalized leases exceeding an aggregate principal amount of One Million Dollars ($1,000,000) outstanding at any time on a consolidated basis or (2) any capitalized leases or purchase money secured debt exceeding an aggregate principal amount of Seven Hundred Fifty Thousand Dollars ($750,000);

                          (xi) create, incur, assume or suffer to exist, or permit any Subsidiary to create, incur, assume or suffer to exist, any Liens;

                          (xii) make any capital expenditures or series related capital expenditures (including, without limitation, payments with respect to capitalized leases, as determined in accordance with generally accepted accounting principles consistently applied) exceeding One Million Dollars ($1,000,000) in the aggregate on a consolidated basis during any twelve-month period;

                          (xiii)  change its fiscal year;

                          (xiv) prepay any interest on any Indebtedness or prepay any principal on any Indebtedness;

                          (xv) prepay any amounts under a lease prior to the time such payments are due, except for payments made upon termination of a lease in connection with the relocation of facilities;

                          (xvi) make, or permit any Subsidiary to make, any material change in its nature of its business;

                          (xvii)  dismiss and replace its Chief Executive
         Officer;

                          (xviii) assign, transfer, breach, default under or terminate its patent licenses with the United States Navy;

                          (xix) use the proceeds from the sale of the Notes other than in substantially the amounts indicated for the purposes set forth in Exhibit D hereof;

                          (xx)    make any amendment to the Company's
         Certificate of Incorporation or Bylaws (including, without limitation, any anti-takeover provisions thereof), or file any resolution of the Board of Directors with the Delaware Secretary of State containing any provisions, or enter into any agreement, arrangement or understanding, which would adversely affect or otherwise impair the rights or relative priority of the Noteholders under this Agreement, the Articles of Incorporation or the Bylaws; or

                          (xxi) enter into any transaction or series of related transactions not otherwise permitted under this Section 11.3, the aggregate value of the consideration for which exceeds One Million Dollars ($1,000,000).

                 11.4 Note Affirmative Covenants. So long as any portion of the Outstanding Balance under the Notes remains outstanding, the Company shall, and shall cause each Subsidiary to, unless it has received the prior written consent of the Noteholders:

                          (i) at all times cause to be done all things necessary to maintain, preserve and renew its corporate existence and all material licenses, authorizations and permits (or obtain comparable and sufficient replacements) necessary to the conduct of its businesses;

                          (ii) maintain and keep its material properties in good repair, working order and condition, and from time to time make all necessary or desirable repairs, renewals and replacements, so that its businesses may be properly and advantageously conducted in all material respects at all times;

                          (iii) pay and discharge when payable all taxes, assessments and governmental charges imposed upon its properties or upon the income or profits therefrom (in each case before the same becomes delinquent and before penalties accrue thereon) and all claims for labor, materials or supplies which if unpaid would by law become a Lien upon any of its property, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with generally accepted accounting principles, consistently applied) have been established on its books with respect thereto;

                          (iv) comply with all other obligations which it incurs pursuant to any contract or agreement, whether oral or written, express or implied, as such obligations become due, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with generally accepted accounting principles, consistently applied) have been established on its books with respect thereto;

                          (v) comply with all applicable laws, rules and regulations of all governmental authorities;

                          (vi) apply for and continue in force with good and responsible insurance companies adequate insurance covering risks of such types and in such amounts as are customary for well-insured corporations of similar size engaged in similar lines of business; and

                          (vii) maintain proper books of record and account which present fairly in all material respects its financial condition and results of operations and make provisions on its financial statements for all such proper reserves as in each case are required in accordance with generally accepted accounting principles, consistently applied.

                 11.5 Nothing in this Section 11, express or implied, is intended to confer any rights or remedies under or by reason of this Section 11 upon any Person other than a holder of a Note under which any portion of the Outstanding Balance remains outstanding.

         12. RESTRICTIONS ON OPEN MARKET SALES OF THE OWNED SHARES. After the Effective Date, the Noteholders may sell One Million (1,000,000) of the Owned Shares in Open Market Transactions without regard to any of the limitations set forth in this Section 12. After the Noteholders have sold One Million (1,000,000) of the Owned Shares in Open Market Transactions pursuant to the immediately preceding sentence, the Noteholders shall not sell any of the remaining Owned Shares on Open Market Transactions unless: (i) the sales price for such shares (before any fees or commissions) is equal to or greater than the Limit Price (as defined below), (ii) the volume of shares sold by the Noteholders on any trading day at a price below the Limit Price (before any fees or commissions) does not exceed twenty-five percent (25%) of the average daily trading volume of Common Stock reported for the five trading days immediately preceding the date of such sale, provided that any sales by the Noteholders during the immediately preceding five trading days at a price below the Limit Price shall be excluded from the calculation of the average daily trading volume, or (iii) such shares are sold at the best offer price. For purposes of this Section 12, the term "Open Market Transactions" shall mean any transaction that is reported under a transaction reporting plan other than (A) a block trade (as that term is defined under Exchange Act Rule 10b-18) or (B) a transaction that is not reported on the consolidated quotation system. For purposes of this Section 12, the term "Limit Price" shall mean Two Dollars ($2.00) unless and until adjusted pursuant to Section 6.4 and 6.6. This
Section 12 shall not limit in any way the ability of the Noteholders to sell the Owned Shares in transactions that are not Open Market Transactions.

         13.     DEFAULT.

                 13.1 Event of Default. For purposes of this Agreement, the term "default" shall include any of the following:

                          (a)     The Company's failure to pay any interest
under the Notes when due or to pay the Outstanding Balance on the Maturity
Date;

                          (b)     In excess of Fifty Thousand Dollars ($50,000)
of the Company's Indebtedness is accelerated as a result of a default under or breach of any agreement for Indebtedness, including but not limited to loan agreements, or material breach under any real property lease agreements and capital equipment lease agreements, by which Company is bound or obligated;

                          (c)     The filing of a petition in bankruptcy or
under any similar insolvency law by the Company, the making of an assignment for the benefit of creditors, or if any voluntary petition in bankruptcy or under any similar insolvency law is filed against the Company and such petition is not dismissed within sixty (60) days after the filing thereof.

                          (d)     The Company breaches any of its obligations
and covenants set forth in this Agreement other than as described in Section 13(a) above, or breaches any Other Transaction Documents with the Noteholders or their Affiliates;

                          (e)     The shares of Common Stock cease to be traded
on any national securities exchange or cease to be quoted on the Nasdaq National Market or the Nasdaq "small cap" market by at least two (2) market makers; and

                          (f)     Any trade payable that is not being contested
in good faith remains delinquent for more than sixty (60) days.

                 13.2 Financial Defaults. Upon any defaults of the Company under Sections 13(a), (b) and (c), the Noteholders shall at their sole and exclusive option be entitled to any or all of the following remedies:

                          (i) in the event such default has not been cured within 30-days after notice of such default has been delivered by the Noteholders to the Company, acceleration of repayment of the Outstanding Balance in which case the Outstanding Balance and all interest accrued thereon shall be due and payable immediately; and/or

                          (ii) the rate of interest applicable hereunder and under the Notes shall be increased as of the date of notice of such default to twelve percent (12%) per annum until such default has been cured or waived.

                 13.3 Other Defaults. Upon any defaults of the Company under Sections 13(d) and (e), the Noteholders shall at their sole and exclusive option be entitled to any or all of the following remedies:

                          (i) in the event such default has not been cured within 30-days after notice of such default has been delivered by the Noteholders to the Company, acceleration of repayment of the Outstanding Balance in which case the Outstanding Balance and all interest accrued thereon shall be due and payable immediately; and/or

                          (ii) the rate of interest applicable hereunder and under the Notes immediately shall be increased as of the date of notice of such default to ten percent (10%) per annum until such default has been cured or waived.

                 13.4 Additional Remedies. In addition, upon any default of the Company hereunder:

                          (i) The Noteholders shall have full recourse against any tangible or intangible assets of the Company and may pursue any legal or equitable remedies that it has available to it; and

                          (ii) shall have a full right of offset for any amounts due upon such a default against any amounts payable by the Noteholders to the Company.

                 13.5 Notice of Defaults. The Company shall promptly notify the Noteholders of any defaults under this Agreement that the Company has knowledge of or after reasonable investigation should have had knowledge of.

         14. INFORMATION, INSPECTION & BOARD REPRESENTATION AND BOARD OBSERVER RIGHTS.

                 14.1. Information Rights. So long as any portion of the Outstanding Balance under the Notes remains outstanding, the Company shall deliver to the Noteholders or the holder of any securities issued (directly or indirectly) upon conversion thereof copies of the Company's Forms 10-K, 10-Q and 8-K and the Company's Annual Reports to Stockholders and definitive proxy statement promptly after such documents are filed with the SEC.

                 14.2 Inspection Rights. So long as any portion of the Outstanding Balance under the Notes remains outstanding, any of the Noteholders and any Person any of the Noteholders may designate as agent shall have the right to review all books and records, reports, accounts and other financial documents of the Company and to copy the same and to make excerpts therefrom, all at such reasonable times and as often as any of the Noteholders may reasonably request, upon prior written notice to the Company, so long as such review and copying does not unreasonably interfere with the business of the Company and such Noteholder and agent agrees to keep confidential, and not disclose, except as may be required by law or court order, all information obtained during such review of a confidential or proprietary nature (and not otherwise known to the Noteholders through other sources or publicly known).

                 14.3. Board Representation and Observer Rights. So long as any portion of the Outstanding Balance under the Notes remains outstanding and thereafter until the earlier of the fifth anniversary of the Effective Date and the date that the Noteholders cease to hold at least twenty-five percent (25%) of the Common Stock into which the Notes are convertible, the Noteholders shall be entitled to either (i) designate one individual to be a director on the Company's Board of Directors, and the Company shall use its best efforts to have such individual designated by the Noteholders appointed, elected and maintained as a director on the Company's Board of Directors; or (ii) appoint a representative to attend and observe meetings of the Board of Directors of the Company and any committee thereof.

         15.     PARTICIPATION RIGHTS.

                 15.1 Participation Rights. If at any time while any portion of the Outstanding Balance under the Notes remains outstanding, the Company grants, issues or sells any Common Stock, Option, Convertible Securities or rights to purchase stock, warrants, securities or other property (the "Purchase Rights") pro rata to the record holders of any class of Common Stock, then each Noteholder shall be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the Note immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

                 15.2 Rights to Purchase. If at any time while any portion of the Outstanding Balance under the Notes remains outstanding, the Company grants, issues or sells any Common Stock, Options, Convertible Securities or other Purchase Rights which issuance reduces either the percentage voting or equity interest of the Noteholders in the Company (based on the number of shares of Common Stock previously acquired by them under the Notes or Warrants, or that could be acquired upon complete conversion of all Notes and exercise in full of the Warrants held by them) and which are not subject to Section 15.1, then each Noteholder shall have the right to purchase from the Company for cash, upon the same terms and conditions as such equity securities are sold to other investors, at the price per share at which such equity securities were sold (based on the net proceeds to the Company calculated under the procedures described in Section 6) that number of shares of such equity securities which, if purchased by the Noteholder, would result in the Noteholder retaining the percentage voting or equity interest in the Company held by the Noteholder immediately prior to such reduction of the Noteholder's interest (based on the number of shares of Common Stock previously acquired by them under the Notes or Warrants, or that could be acquired upon complete conversion of all Notes and exercise in full of the Warrants held by them); provided, however, that this
Section 15.2 shall apply only to issuances in connection with a capital raising transaction effected as a public offering or a transaction or series of transactions that is exempt from or otherwise not subject to the Securities Act; but in no case shall this Section 15.2 apply to a transaction subject to
Section 6.

                 15.3 Option Rights. If at any time while any portion of the Outstanding Balance under the Notes remains outstanding directors of the Company are granted Common Stock, Options or Convertible Securities as part of their retainer, then the Noteholders shall likewise be granted in the aggregate an identical number of shares of Common Stock, Options or Convertible Securities on the same terms and at the same time as those granted to a director, provided that any restrictions on the grant, vesting, exercisability or expiration of Options granted to directors shall not be applicable to the Options granted to the Noteholders under this Section 15.3.

         16. RSA NOTES. The conversion of the principal and due but unpaid interest under the RSA Notes into Common Stock at a rate based on the Market Price of Common Stock on the date of such conversion and the application of principal and due but unpaid interest under the RSA Notes to exercise warrants held by payees under the RSA Notes shall not constitute a breach of a representation or warranty or a violation of a covenant by the Company under this Agreement or trigger the provisions of Section 6 or Section 15.

         17.     MISCELLANEOUS.

                 17.1. Governing Law. This Agreement shall be governed in all respects by and construed in accordance with the laws of the State of New York without regard to provisions regarding choice of laws.

                 17.2. Survival. The representations, warranties, covenants and agreements made herein shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby.

                 17.3. Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto whose rights or obligations hereunder are affected by such amendments. The Notes and the rights and obligations therein (including those under this Agreement) may not be assigned by the Noteholders to a Person other than an Affiliate of the Noteholders without the advance written consent of the Company, which consent may be withheld in the Company's sole and absolute discretion. Any assignment or transfer of the Warrant shall be governed by the terms and conditions set forth therein. This Agreement and the rights and obligations therein may not be assigned by the Company without the advance written consent of the Noteholders.

                 17.4. Entire Agreement. This Agreement, the Other Transaction Documents and the Exhibits and Schedules hereto and thereto (all of which are hereby expressly incorporated herein by this reference) constitute the entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

                 17.5. Notices. Except as may be otherwise provided herein, all notices and other communications required or permitted hereunder shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile to number set forth below (provided, however, that notices given by facsimile shall not be effective unless either (i) a duplicate copy of such facsimile notice is promptly given by one of the other methods described in this Section 17.5, or (ii) the receiving party delivers a written confirmation of receipt for such notice either by facsimile or any other method described in this
Section 17.5; and (c) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

                 TO: THE NOTEHOLDERS                  TO: THE COMPANY
                 c/o SAC Capital Advisors, LLC        Substance Abuse Technologies, Inc.
                 777 Long Ridge Road                  4517 NW 31st Avenue
                 Stamford, CT  06902                  Ft. Lauderdale, FL  33369
                 Fax No.:  (203) 614-2100             Fax No.:  (954) 714-5049
                 Attn:  Scott J. Lederman, Esq.       Attn:  Robert Stutman

A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 17.5 by giving the other party written notice of the new address in the manner set forth above.

                 17.6. Amendments. Any term of this Agreement may be amended only with the written consent of Company and the Noteholders.

                 17.7. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to Company or to the Noteholders, upon any breach or default of any party hereto under this Agreement, shall impair any such right, power or remedy of Company or the Noteholders, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of Company or the Noteholders of any breach or default under this Agreement and any waiver on the part of Company or the Noteholders of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law or otherwise, afforded to Company or the Noteholders shall be cumulative and not alternative.

                 17.8. Legal Fees. The Company shall promptly reimburse the Noteholders for any expenses, including reasonable attorneys' fees, incurred by the Noteholders in any action at law, suit in equity, arbitration proceeding or otherwise in enforcing any of their rights under this Agreement, the Notes or the Other Transaction Documents.

                 17.9. Transaction Expenses. The Company shall promptly reimburse the Noteholders' for all the costs and expenses (including reasonable attorneys' fees) incurred by the Noteholders in connection with investigating, negotiating and entering into the transactions contemplated under this Agreement and the Other Transaction Documents; provided, however, that the Company shall not be obligated to reimburse the Noteholders for (i) any attorneys' fees incurred by the Noteholders in excess of Twenty Five Thousand Dollars ($25,000) and (ii) for travel and lodging expenses of the executives of S.A.C. Capital Associates, LLC incurred in connection with the transactions contemplated hereunder.

                 17.10. Finder's Fees. Each party (a) represents and warrants to the other party hereto that it has retained no finder or broker and will pay no finder's fee in connection with the transactions contemplated by this Agreement, and (b) hereby agrees to indemnify and to hold harmless the other party hereto from and against any liability for any commission or compensation in the nature of a finder's fee claimed by any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the indemnifying party or any of its employees or representatives are responsible.

                 17.11. Titles and Subtitles. The titles of the Sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

                 17.12. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

                 17.13. Severability. Should any provision of this Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

                 17.14. Public Disclosure. Each party hereto agrees that neither it nor its Affiliates shall make any public statement or issue any press release relating to this Agreement, the Other Transaction Documents or the transactions contemplated hereby or thereby, without the prior consent and approval of the other party, unless such party determines that such disclosure is required by law, in which case a copy of the disclosure shall provided to the other party for review and comment a reasonable time prior to public disclosure.

                 17.15. Appraisal Remedy. In case of any dispute as to valuation of a security under this Agreement, the fair value of such security shall be determined by an appraiser without any discount for liquidity or restrictions under the Securities Act. This appraisal process shall be instituted within fourteen (14) days after a party to this Agreement notifies the other party of its desire to submit the issue to an appraiser. In the event the parties do not agree on an appraiser within seven (7) days after a party to this Agreement notifies the other party of its desire to submit the issue to an appraiser, the fair value of such security shall be determined, without any discount for liquidity or restrictions under the Securities Act, by the majority determination of a panel of three (3) appraisers who shall be selected in the following manner: the Company shall select one (1) appraiser and the Noteholders shall jointly select one (1) appraiser and the two (2) appraisers selected by the Company and the Noteholders shall jointly select a third appraiser. The appraiser selected jointly by the parties and, if applicable, each member of the appraisal panel shall be an individual who personally and whose Affiliates shall not have a previous business relationship with either party. The appraiser and, if applicable, the appraisal panel shall endeavor to complete the appraisal as soon as practicable. The determination of such appraiser and , if applicable, the appraisal panel shall be final and binding on the Company and the Noteholders, and the fees and expenses of such appraisal shall be borne equally by the Company, on the one hand, and the Noteholders, on the other.

                 IN WITNESS WHEREOF, the parties have executed this Convertible Loan and Warrant Agreement to be effective as of the date first above written.


S.A.C. CAPITAL ASSOCIATES, LLC              SUBSTANCE ABUSE TECHNOLOGIES, INC.


By:                                         By:
   ----------------------------                --------------------------------

Name:                                       Name:
Title:                                      Title:



STEVEN A. COHEN


By:
   ----------------------------

                                   EXHIBIT A

                         REGISTRATION RIGHTS AGREEMENT

          THIS REGISTRATION RIGHTS AGREEMENT is made as of the 8th day of November 1996 (the "Effective Date"), by and between Substance Abuse Technologies, Inc., a Delaware corporation (the "Company"), on the one hand, and on the other hand, S.A.C. Capital Associates, LLC, an Anguilla limited liability company, and Steven A. Cohen (together, the "Stockholders").

                                    RECITALS

         WHEREAS, the Company and the Stockholders are parties to a Convertible Loan and Warrant Agreement, dated November 8, 1996 (the "Note Agreement"), pursuant to which the Company issued Convertible Notes and Warrants to the Stockholders;

         WHEREAS, the Stockholders may acquire shares of the Common Stock of the Company, $0.01 par value (the "Common Stock"), under the Convertible Notes and the Warrants; and

         WHEREAS, the Note Agreement provides that the Company shall extend certain registration rights to the Stockholders;

         NOW, THEREFORE, the parties hereby agrees as follows:

         1. Registration Rights. The Company covenants and agrees as follows:

                 1.1      Definitions.  For purposes of this Agreement:

                 (a) The term "register", "registered", and "registration" refer to a registration affected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933, as amended (the "Act"), and the use, by the Company, of its best efforts to cause the declaration or ordering of effectiveness of such registration statement or document.

                 (b) The term "Underlying Common Stock" means (1) any of the shares of Common Stock issued pursuant to the Note Agreement, upon conversion of the Convertible Notes and/or upon exercise of the Warrants, and
(2) any shares of the Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares of Common Stock issued or issuable under the Convertible Notes and the Warrants, excluding in all cases, however, any Underlying Common Stock sold by a person in a transaction in which his, her or its rights under this Section 1 are not assigned.

                 (c) The term "Holder" means any person owning or having the right to acquire Underlying Common Stock or any assignee thereof in accordance with Section 1.10 hereof.

                 1.2      Company Registration.

                 (a) Piggyback Registration Rights. If, at any time after the Effective Date (but without any obligation to do so), the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration statement or Form S-8 or Form S-4 or any successor form thereto), the Company shall, at such time, promptly give each Holder written notice of such registration. The Company shall, subject to the provisions of Section 1.8, cause to be registered under the Act all of the Underlying Common Stock owned by each Holder to be registered under the Act under the proposed registration statement unless within twenty (20) days after the mailing of the notice by the Company a Holder gives the Company written notice in accordance with Section 2.5 that he does not want all or a portion of the Underlying Common Stock held by him to be so registered.

                 (b) Demand Registration Rights. In the event that any of the Underlying Common Stock, when issued to a Holder, are "restricted securities" as defined in Rule 144 under the Act (or in any successor rule), the Holders may demand that the Company register under the Act, all or a portion of the Underlying Common Stock owned by the Holders. Such demand may only be made one time in the aggregate for all of the Holders.

                 1.3 Obligations of the Company. Whenever undertaking under this Section 1 to effect the registration of any Underlying Common Stock, the Company shall, as expeditiously as reasonably possible:

                 (a) Prepare and file with the Commission a registration statement with respect to such Underlying Common Stock and use its best efforts to cause such registration statement to become effective and keep such registration statement effective for one hundred eighty (180) days or such shorter period as requested by the Holders of a majority of the Underlying Common Stock registered thereunder.

                 (b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

                 (c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Underlying Common Stock owned by them.

                 (d) Use its best efforts to register and qualify the securities covered by such registration statement under any applicable rule of an exchange or Nasdaq and under such other securities or Blue Sky laws of the States of Florida, California, Connecticut and New York, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                 (e) In the event that an underwritten public offering is utilized under the registration described in Section 1.2(a) or is demanded for the registration described in Section 1.2(b), include the Underlying Common Stock in such underwritten public offering and enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

                 (f) Notify each Holder of the Underlying Common Stock covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                 (g) Furnish, at the request of any Holder requesting registration of Underlying Common Stock pursuant to this Section 1, on the date that such Underlying Common Stock are delivered to the underwriters for sale in connection with a registration pursuant to this Section 1, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of the Underlying Common Stock and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of the Underlying Common Stock.

                 1.4 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this
Section 1 with respect to the Underlying Common Stock of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Underlying Common Stock held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Underlying Common Stock.

                 1.5 Expenses of Registration. The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification, to the extent set forth in Section 1.3, of the Underlying Common Stock with respect to the first registration pursuant to Section 1.2 for each Holder (which right may be assigned as provided in Section 1.10), including (without limitation) all registration, filing, and qualification fees, printers and accounting fees relating or apportionable thereto, but excluding underwriting discounts and commissions relating to Underlying Common Stock.

                 1.6 Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 1.2 to include any of the Holders' securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in good faith will not, jeopardize the success of the offering by the Company. If the total amount of securities, including Underlying Common Stock, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Underlying Common Stock, which the underwriters determine in good faith will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling shareholders according to the total amount of securities entitled to be included therein owned by each selling shareholder or in such other proportions as shall mutually be agreed to by such selling shareholders). For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder which is a holder of Underlying Common Stock and which is a partnership or corporation, the partners, retired partners and shareholders of such holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single "selling shareholder", and any pro rata reduction with respect to such "selling shareholder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "selling shareholder", as defined in this sentence.

                 1.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

                 1.8 Indemnification. In the event any Underlying Common Stock are included in a registration statement under this Section 1:

                 (a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder who is not a director or executive officer of the Company, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the Securities Exchange Act of 1934, as amended (the "1934 Act"), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, or the 1934 Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, or the 1934 Act or any state securities law; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company, nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person.

                 (b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, or the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 1.8(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder.

                 (c) Promptly after receipt by an indemnified party under this Section 1.8 of notice of the commencement of any action (including any governmental action) such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.8, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.8.

                 (d)      If the indemnification provided for in this Section
1.8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

                 (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

                 (f)      The obligations of the Company and Holders under this
Section 1.8 shall survive the completion of any offering of Underlying Common Stock in a registration statement under this Section 1, and otherwise.

                 1.9 Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the Commission that may at any time permit a Holder to sell securities of the Company to the public without registration, the Company agrees to:

                 (a) make and keep public information available, as those terms are understood and defined in Commission Rule 144 promulgated under the Act;

                 (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

                 (c) furnish to any Holder, so long as the Holder owns any Underlying Common Stock, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144 promulgated under the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), (ii) a copy of the most recent annual and quarterly reports of the Company and such other report and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the Commission which permits the selling of any such securities without registration.

                 1.10 Assignment of Registration Rights. The rights to cause the Company to register Underlying Common Stock pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities, provided the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and provided, further, that such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted or subject to volume limitations under the Act.

                 1.11 Termination of Registration Rights. No Holder shall be entitled to exercise any right provided for in this Section 1 after November 6, 2002; provided that at least two registration statements of the Company have been declared effective prior to such date with respect to which the Holders are entitled to exercise the rights provided for in this Section 1.

         2.      Miscellaneous.

                 2.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of the Notes, the Underlying Common Stock or any shares issued or issuable upon the exercise of the Warrants). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                 2.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York.

                 2.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                 2.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                 2.5 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid or upon deposit with an express courier, addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by ten (1) days advance written notice to the other parties.

                 2.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

                 2.7 Amendments and Waivers. The Company and Holders of 50% of the Underlying Common Stock (to the extent issued and outstanding) and of Notes representing 50% of the Outstanding Balance (to the extent issued and outstanding) (as defined in the Note Agreement) can agree to an amendment of, or a waiver to, the terms of this Agreement.

                 2.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


S.A.C. CAPITAL ASSOCIATES, LLC          SUBSTANCE ABUSE TECHNOLOGIES, INC.
Address for Notice:                     Address for Notice:
c/o S.A.C. Capital Advisors, LLC        4517 NW 31st Avenue
777 Long Ridge Road                     Ft. Lauderdale, FL 33369
Stamford, CT 06902

By:                                     By:
   ----------------------------            ----------------------------
     Name:                                   Name:
     Title:                                  Title:




STEVEN A. COHEN
Address for Notice:
c/o S.A.C. Capital Advisors, LLC
777 Long Ridge Road
Stamford, CT 06902


----------------------------------

                                   EXHIBIT B

                       CONVERTIBLE SENIOR PROMISSORY NOTE


$____________                                                 New York, New York

                                          November 8, 1996 (the "Effective Date)

FOR VALUE RECEIVED, Substance Abuse Technologies, Inc. ("Debtor"), promises to pay to __________________ ("Lender"), the principal sum of ________________________ ($_________) and to pay interest on the outstanding principal of this Convertible Senior Promissory Note (this "Note"), in accordance with Section 2 of this Note. This Note is delivered simultaneously with the delivery of a Convertible Senior Promissory Note of even date herewith (the "Other Note") by the Company to ___________________________ (the "Other Note Holder"), in connection with, and subject to the terms and conditions set forth in, that certain the Convertible Loan and Warrant Agreement of even date herewith (the "Purchase Agreement") between Debtor, on the one hand and on the other hand, Lender and the Other Note Holder. Capitalized Terms not defined in this Note shall have the meaning set forth in the Purchase Agreement.

         1. Maturity. The term of this Note will begin on the Effective Date and end on the third anniversary of the Effective Date (the "Maturity Date"). To the extent not previously converted into securities of Debtor pursuant to the Purchase Agreement, the entire unpaid principal balance under this Note (such unpaid principal balance is referred to as the "Outstanding Balance") shall be due and payable on the Maturity Date.

         2. Interest. Interest on the Outstanding Balance will accrue from the Effective Date at the rate of seven percent (7%) per annum, calculated on the basis of a 360 day year and actual days elapsed until the entire Outstanding Balance has been repaid or has been converted pursuant to the Purchase Agreement. The Company will pay to Lender all interest accrued on the Outstanding Balance in quarterly installments with each installment due and payable on March 15, June 15, September 15 and December 15 (or the first business day after such dates) of each year during the term of this Note (such that the first installment of interest shall accrue from the Effective Date through and be due and payable on December 15, 1996), except that all accrued but unpaid interest shall at Lender's option (A) remain due and payable and accrue at the rate set forth in Section 13.2(ii) of the Purchase Agreement, or
(B) shall be converted to principal and the Outstanding Balance shall be correspondingly increased.

         3. Prepayment; Acceleration. The Outstanding Balance and all accrued interest and any and all other sums payable to Lender hereunder may not be prepaid prior to the Maturity Date without the consent of Lender in its sole and absolute discretion. All prepayments so permitted shall be applied first against the costs and expenses of collection (if any) then against the Outstanding Balance. The Outstanding Balance is subject to acceleration at the option of Lender as set forth in the Purchase Agreement. Following any such acceleration, Lender shall have the rights and remedies set forth under the Purchase Agreement.

         4. Default. Debtor will be deemed to be in default hereunder upon any default under this Note, the Other Note or the Purchase Agreement and thereafter Lender shall be entitled to exercise all rights and remedies provided for herein, under the Purchase Agreement and by law or equity. Any default under this Note is subject to the terms of the Purchase Agreement.

         5.      Miscellaneous.

         (a) Debtor hereby waives presentment, demand, protest, notice of dishonor, diligence and all other notices, any release or discharge arising from any extension of time, discharge of a prior party, release of any or all of any security given from time to time for this Note (if any), or other cause of release or discharge other than actual payment in full hereof.

         (b) No delay or omission to exercise any right, power or remedy accruing to Lender, upon any breach or default of any party hereto under this Note or the Purchase Agreement, shall impair any such right, power or remedy of Lender, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of Lender of any breach or default under this Note or the Purchase Agreement and any waiver on the part of Lender of any provisions or conditions of this Note or the Purchase Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Note, the Purchase Agreement, or by law or otherwise, afforded to Lender shall be cumulative and concurrent, and shall not be alternative. The acceptance at any time by Lender of any past-due amount shall not be deemed to be a waiver of the right to require prompt payment when due of any other amounts then or thereafter due and payable.

         (c)     Time is of the essence hereof.

         (d) The remedies of Lender as provided herein and in the Purchase Agreement, or any one or more of them, or in law or in equity, shall be cumulative and concurrent, and may be pursued singularly, successively or together at Lender's sole discretion, and may be exercised as often as occasion therefor shall occur.

         (e) It is expressly agreed that if this Note is referred to an attorney or if suit is brought to collect or interpret this Note or any part hereof or to enforce or protect any rights conferred upon Lender by this Note or any other document evidencing or securing this Note, then Debtor promises and agrees to pay all costs, including reasonable attorneys' fees, incurred by Lender.

         (f) If any provisions of this Note would require Debtor to pay interest hereon at a rate exceeding the highest rate allowed by applicable law, Debtor shall instead pay interest under this Note at the highest rate permitted by applicable law.

         (g) This Note and the rights and obligations herein (including those under the Purchase Agreement) may not be assigned by Lender to a Person other than an Affiliate without the advance written consent of Debtor which consent may be withheld in the Company's sole and absolute discretion. This Note and the rights and obligations herein may not be assigned by Debtor without the advance written consent of Lender.

         (h) Any term of this Note may be amended only with the written consent of Lender.

         (i) The shares of Common Stock issuable under this Note are subject to a Registration Rights Agreement with the Debtor dated November 8, 1996.

         (j) This Note shall be governed in all respects by and construed in accordance with the laws of the State of New York without regard to provisions regarding choice of laws.

         IN WITNESS WHEREOF, Debtor has executed this Convertible Senior Promissory Note as of the date first above written.



SUBSTANCE ABUSE TECHNOLOGIES, INC.


By:
   -------------------------------

Name:
     -----------------------------

Title:
      ----------------------------

                                   EXHIBIT C

                                   WARRANT

WARRANT NO.                                                               SHARES


 NO SALE, OFFER OR TRANSFER OF THIS WARRANT SHALL BE MADE UNLESS A REGISTRATION
  STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH
         TRANSACTION IS THEN IN EFFECT OR SUCH TRANSFER IS EXEMPT FROM
                          REGISTRATION UNDER SUCH ACT.

                                    WARRANT
                    TO SUBSCRIBE FOR AND PURCHASE SHARES OF
                                COMMON STOCK OF

                       SUBSTANCE ABUSE TECHNOLOGIES, INC.

         This certifies that, for value received, ______________________ or its registered assigns (the "Holder"), is entitled, subject to the terms and conditions of this Warrant, at any time or from time to time at or after July 1, 1997 (the "Commencement Date") and at or before 5:00 P.M., New York time, on June 30, 2000 (the "Expiration Date"), to subscribe for and purchase an aggregate of _________________________ (___________) fully paid and non-assessable shares of the common stock, $.01 par value ("Common Stock"), of Substance Abuse Technologies, Inc. (the "Company"), at a purchase price of $2.00 per share (the "Purchase Price"), upon surrender of this Warrant and payment of the Purchase Price to the Company at its principal office (currently 4517 NW 31st Avenue, Ft. Lauderdale, FL 33369) or at such other place as the Company may designate by written notice to the Registered Holders. The number of shares of Common Stock issuable upon exercise of this Warrant and the Purchase Price are subject to adjustment and change as provided herein (any reference hereinafter to Purchase Price shall mean the Purchase Price as adjusted pursuant the terms of this Warrant). This Warrant is issued pursuant to that certain Convertible Loan and Warrant Agreement, dated November 8, 1996 (the "Effective Date"), between the Company and the Holders (the "Purchase Agreement").

1.       CERTAIN DEFINITIONS.

         As used in this Warrant the following terms shall have the following respective meanings:

         "Convertible Securities" shall mean any stock or securities (directly or indirectly) convertible into Common Stock.

         "Market Price" as to any security on any day shall mean the closing sale price of such security as reported for such day pursuant to the consolidated quotation system or any other transaction reporting plan under
Section 11A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or, if there have been no sales so reported for such day, the average of the best bid and best offer prices quoted under the consolidated quotation system or any other such transaction reporting plan as of 4:00 P.M., New York time, on such day, or, if on any day such security is not so quoted, the average of the best bid and best offered prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor or comparable organization. If at any time such security is not listed on any domestic securities exchange or quoted under a transaction reporting plan or in the domestic over-the-counter market, the "Market Price" shall be the fair value thereof determined jointly by the Company and the Registered Holders; provided that if such parties are unable to reach agreement as to the Market Price, the Market Price shall be determined by appraisal as set forth in Section 12 of this Warrant.

         "Note" shall mean Convertible Senior Promissory Notes, dated November 8, 1996, executed by the Company pursuant to the Purchase Agreement.

         "Options" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

         "Person" shall mean any natural person and any corporation, partnership, limited liability company, joint venture, association, joint-stock partnership, trust, unincorporated organization or government or other agency or political subdivision thereof.

         "Registered Holder" shall mean any Person in whose name this Warrant is registered upon the books and records maintained by the Company.

         "Subsidiary" shall mean, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by an Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

         "Underlying Common Stock" shall mean (i) the shares of Common Stock issued or issuable upon exercise of the Warrant and (ii) any Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

         "Warrant" as used herein, shall include this Warrant and any warrant delivered in substitution or exchange therefor as provided herein.

2.       EXERCISE

         2.1 Exercise Period. The Warrants shall not be exercisable in whole or in part until the Commencement Date. On and after the Commencement Date, the Warrant shall be exercisable only to the extent that the number of shares of Common Stock that the Registered Holder is deemed to beneficially own as a result of the Warrant, when added to the number of shares of Common Stock otherwise beneficially owned by the Registered Holder, does not result in the Registered Holder being deemed the beneficial owner of greater than ten percent (10%) of shares of Common Stock, all as determined under Rule 16a-1(a)(1) under the Securities Exchange Act of 1934, as amended, or any successor rule. Notwithstanding the immediately preceding sentence, except as provided in
Section 4.1 of this Warrant, the Warrant shall be fully exercisable at any time during the 30-day period immediately prior to the Expiration Date.

         2.2     Exercise Procedure.

         (i) This Warrant shall be deemed to have been exercised when the Company has received all of the following items:

                 (a) an Election to Purchase in the form attached hereto as Exhibit A, properly completed and executed by the Person (the "Purchaser") exercising all or part of the purchase rights represented by this Warrant;

                 (b)      this Warrant;

                 (c) if this Warrant is not registered in the name of the Purchaser, an Assignment or Assignments in the form set forth in Exhibit B hereto evidencing the assignment of this Warrant to the Purchaser, in which case the Registered Holder shall have complied with the provisions set forth in Section 7.1 hereof; and

                 (d) either (1) a check or wire transfer payable to the Company in an amount equal to the product of the Purchase Price multiplied by the number of shares of Common Stock being purchased upon such exercise (the "Aggregate Exercise Price"), (2) a written notice to the Company that the Purchaser is exercising the Warrant (or a portion thereof) by authorizing the Company to withhold from issuance a number of shares of Common Stock issuable upon such exercise of the Warrant which when multiplied by the Market Price of Common Stock is equal to the Aggregate Exercise Price (and such withheld shares of Common Stock shall no longer be issuable under this Warrant), provided that the Purchase Price may be paid under the foregoing Section 2.2(i)(d)(2) only in the event that either (A) the SEC (or any applicable state) has not declared effective the registration statement described under Section 6 hereof by the Commencement Date, or (B) the Company has failed to file such amendments and/or supplements to any such registration statement covering the Company's offer and sale of the Underlying Common Stock or to supplement and keep current any prospectus forming a part of such registration statement as may be necessary to permit the Company to deliver to a Registered Holder upon any sale by the Company of the Underlying Common Stock a prospectus meeting the requirements of the Securities Act of 1933, as amended (the "Securities Act") and the regulations of the SEC thereunder, and as may be necessary to comply with any applicable state securities laws, and such failure has continued for a period of fifteen (15) days, or (3) if the Holder holds a Note, a written notice to the Company that the Holder is exercising the Warrant (or a portion thereof) by authorizing the Company to withhold and apply such amount of the accrued but unpaid interest under the Note as is equal to the Aggregate Purchase Price (and such amount of the accrued and unpaid interest under the Note shall no longer be payable to the Holder).

         (ii) Certificates for shares of Common Stock purchased upon exercise of this Warrant shall be delivered by the Company to the Purchaser within three (3) business days after the date of the exercise, together with cash in lieu of any fraction of a share of Common Stock that would be issuable upon such exercise in an amount equal to the Market Price of such fractional share as of the date of exercise. No fractional shares of Common Stock or scrip representing fractional shares Common Stock shall be issued upon an exercise of this Warrant. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company shall prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised and shall within such three (3) day period, deliver such new Warrant to the Purchaser.

         (iii) The shares of Common Stock issuable upon the exercise of this Warrant shall be deemed to have been issued to the Purchaser at the time of exercise, and the Purchaser shall be deemed for all purposes to have become the record holder of such Common Stock at such time.

         (v) The Company shall not close its books against the transfer of this Warrant or of any share of Common Stock issued or issuable upon the exercise of this Warrant in any manner which interferes with the timely exercise of this Warrant. The Company shall from time to time take all such action as may be necessary to assure that the par value per share of the unissued Common Stock acquirable upon exercise of this Warrant is at all times equal to or less than the Purchase Price then in effect.

         (vi) The Company shall assist and cooperate with any Registered Holder or Purchaser to make any governmental filings or obtain any governmental approvals required prior to or in connection with any exercise of this Warrant (including, without limitation, making any filings required to be made by the Company).

3.       EXPIRATION DATE

         The Warrant evidenced hereby may not be exercise before the Commencement Date or after the Expiration Date with respect to the shares of the Common Stock as to which the Warrant may be exercised and, to the extent not exercised by the Expiration Date, the Warrant evidenced hereby shall become void.

4.       ADJUSTMENTS

         Subject to the provisions of this Section 4, the Purchase Price and the number of shares of the Common Stock as to which the Warrant may be exercised shall be subject to adjustment from time to time as hereinafter set forth:

         4.1 Adjustment of Number of Shares Upon Adjustment of Purchase Price Under the Note. In the event that before May 1, 1998, the Conversion Price (as defined in the Purchase Agreement) is reduced pursuant to Section 6.1 of the Purchase Agreement, then this Warrant and any other Warrant collectively shall cease to be exercisable with respect to that number of shares of Common Stock equal to (i) the Initial Purchase Amount (as defined below), multiplied by (ii) a fraction the numerator of which is equal to the amount obtained by subtracting the Conversion Price immediately after the decrease in the Conversion Price pursuant to Section 6.1 of the Purchase Agreement from the Conversion Price immediately prior to such decrease and the denominator of which is the Conversion Price immediately after such decrease, minus (iii) the number of shares of Common Stock theretofore issued upon conversion of the Notes (such number to be adjusted to reflect any changes in capitalization described in Section 4.5), and divided by (iv) 2.2727; provided that the number of shares of Common Stock for which this Warrant shall cease to be exercisable pursuant to this Section 4.1 shall not exceed twenty percent (20%) of the Initial Purchase Amount. For purposes of this Section 4.1, the term "Initial Purchase Amount" shall mean the number of shares of Common Stock for which this Warrant was potentially exercisable on November 7, 1996, as adjusted pursuant to Section 4.5 and 4.7 of this Warrant.

         4.2 Expression of Purchase Price and Number of Shares. Irrespective of any adjustments or change in the Purchase Price or the number of securities actually purchasable under the Warrant, the Warrants theretofore and thereafter issued may continue to express the purchase price and the number of securities purchasable thereunder as the Purchase Price and the number of securities purchasable were expressed in the Warrant when initially issued.

         4.3 Effect on Purchase Price and Number of Shares of Certain Events. If and whenever on or after the Effective Date, the Company issues or sells any share of Common Stock (other than upon exercise of an Option or conversion of Convertible Securities outstanding immediately before the Effective Date), or in accordance with this Section 4.3 is deemed to have issued or sold any share of Common Stock, for a consideration per share less than the Purchase Price in effect immediately prior to such time, then immediately upon such issuance or sale the Purchase Price shall be reduced to the price per share at which such share of Common Stock has been issued or sold or is deemed pursuant to this Section 4 to have been issued or sold. Upon each such adjustment of the Purchase Price, the number of shares of Common Stock issuable upon the exercise of each Warrant (to the extent not theretofore exercised) shall be increased to a number determined by multiplying the number of such shares so purchasable immediately prior to such adjustment by a fraction, the numerator of which shall be the Purchase Price in effect immediately prior to such adjustment and the denominator of which shall be the Purchase Price in effect immediately after such adjustment. For purposes of determining the adjusted Purchase Price under this Section 4.3, the following shall be applicable:

                 (i) Issuance of Rights or Options. If on or after the Effective Date the Company in any manner issues, grants or sells any Options and the price per share for which a share of Common Stock is issuable upon the exercise of any such Option, or upon conversion or exchange of any Convertible Security issuable upon exercise of such Option, is less than the Purchase Price in effect immediately prior to the time of the granting or sale of such Option, then such share of Common Stock shall be deemed to have been issued and sold by the Company at such time for such price per share. For purposes of this
Section 4.3(i), the "price per share for which a share of Common Stock is issuable" shall be equal to the sum of the amount of consideration (if any) received or receivable by the Company with respect to the issuance, grant or sale of the Option, plus the amount of consideration (if any) that would be received by the Company with respect to exercise of the Option in full plus the amount of consideration (if any) that would be received by the Company with respect to conversion or exchange in full of any Convertible Security issuable upon exercise of such Option, all divided by the total number of shares of Common Stock issuable upon exercise of the Option and conversion or exchange of the Convertible Security. No further adjustment of the Purchase Price shall be made upon the actual issue of such Common Stock or of such Convertible Security upon the exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Security.

                 (ii) Issuance of Convertible Securities. If on or after the Effective Date the Company in any manner issues, grants or sells any Convertible Security and the price per share for which a share of Common Stock is issuable upon conversion or exchange thereof is less than the Purchase Price in effect immediately prior to the time of such issue or sale, then such share or shares of Common Stock shall be deemed to have been issued and sold by the Company at such time for such price per share. For the purposes of this
Section 4.3(ii), the "price per share for which a share of Common Stock is issuable" shall be equal to the sum of the amount of consideration (if any) received or receivable by the Company with respect to the issuance, grant or sale of the Convertible Security plus the amount of consideration (if any) that would be received by the Company with respect to the conversion or exchange of such Convertible Security in full, all divided by the total number of shares of Common Stock issuable upon conversion or exchange of the Convertible Security. No further adjustment of the Purchase Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of any Convertible Security, and if any such issue or sale of such Convertible Security is made upon exercise of any Options for which adjustments of the Purchase Price has been or is to be made pursuant to other provisions of this Section 4, no further adjustment of the Purchase Price shall be made by reason of such issue or sale.

                 (iii) Change in Option Price or Conversion Rate. If the amount to be received by the Company upon the exercise of any Options outstanding as of the Effective Date, the additional consideration, if any, payable upon the issuance, conversion or exchange of any Convertible Securities outstanding as of the Effective Date, or the rate at which any Convertible Securities outstanding as of the Effective Date are convertible into or exchangeable for Common Stock changes at any time after the Effective Date, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed for purposes of this Section 4.3 to have been issued as of the date of such changes;

provided that no such change shall at any time cause the Purchase Price hereunder to be increased.

                 (iv) Treatment of Expired Options and Unexercised Convertible Securities. Upon the expiration of any Option described in Section 4.3(i) or the termination of any right to convert or exchange any Convertible Securities described in Section 4.3(ii) without the exercise or conversion in whole or in part of such Option or Convertible Security, the Purchase Price then in effect and the number of shares of Common Stock issuable hereunder shall be adjusted immediately to the Purchase Price and the number of shares of Common Stock which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, never been issued, granted or sold; provided that if such expiration or termination would result in an increase in the Purchase Price then in effect, such increase shall not be effective until the later of (A) the date of such expiration or termination and
(B) thirty (30) days after the Company has delivered notice of such expiration or termination to the Noteholders. For purposes of this Section 4.3, the expiration or termination of any Option or Convertible Security which was outstanding as of the Effective Date shall not cause the Purchase Price hereunder to be adjusted unless, and only to the extent that, a change in the term of such Option or Convertible Security caused it to be deemed to have been issued after the Effective Date pursuant to Section 4.3(iii).

                 (v) Calculation of Consideration Received. If any Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor shall be deemed to be the net amount received by the Company therefor. In case any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be the fair value of such consideration, except where such consideration consists of securities, in which case the amount of consideration received by the Company shall be the Market Price thereof as of the date of receipt. In case any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or securities shall be determined jointly by the Company and the Registered Holders. If such parties are unable to reach agreement, such fair value shall be determined by appraisal pursuant to Section 12.

                 (vi) Integrated Transactions. In case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options shall be deemed to have been issued without consideration.

                 (vii) Each Series a Separate Security. In case an agreement relating to Options or Convertible Securities provides that more than one Purchase Price, conversion or exchange provisions are applicable to the securities issuable thereunder, then the securities subject to each different exercise price, conversion or exchange provisions shall be deemed to be subject to separate Options or Convertible Securities for purposes of applying this
Section 4.3.

                 (viii) Treasury Shares. The Common Stock outstanding at any given time does not include shares owned or held by or for the account of the Company or any Subsidiary, and the disposition of any shares so owned or held shall be considered an issue or sale of Common Stock.

                 (ix) Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

         4.4 Certain Sales of Common Stock. If and whenever on or after the Effective Date the Company issues or sells, or in accordance with Section
4.3 is deemed to have issued or sold, any share of Common Stock for a consideration per share that is equal to or greater than the Purchase Price in effect immediately prior to such issuance or sale, but that does not exceed the lower of the Market Price per share of Common Stock on the day of such issuance or sale and One Hundred and Fifteen percent (115%) of the Purchase Price in effect immediately prior to such issuance or sale, then immediately upon such issuance or sale the Purchase Price shall be reduced to the price determined by multiplying the Purchase Price in effect immediately prior to such issuance or sale by a fraction, the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the Market Price per share of Common Stock on the day of such issuance or sale, plus (ii) the number of shares issued or sold, or in accordance with Section 4.3 deemed to have been issued or sold, multiplied by the price per share at which such Common Stock was issued or sold, or in accordance with Section 4.3 is deemed to be issued or sold, and the denominator of which shall be the product of (A) the total number of shares of Common Stock outstanding immediately after such issuance or sale, multiplied by (B) the Market Price per share of Common Stock on the day of such issuance or sale. Upon any calculation of the Purchase Price described in the first sentence of this Section 4.4, the number of shares of Common Stock issuable upon the exercise of each Warrant shall be increased to a number determined by multiplying the number of such shares so purchasable immediately prior to such adjustment by a fraction, the numerator of which shall be the Purchase Price in effect immediately prior to such adjustment and the denominator of which shall be the Purchase Price in effect immediately after such adjustment.

         4.5 Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Purchase Price in effect immediately prior to such subdivision shall be proportionately reduced, and the number of shares of Common Stock obtainable upon exercise of this Warrant (to the extent not theretofore exercised) and the Initial Purchase Amount shall be proportionally increased. If the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Purchase Price shall be proportionately increased, and the number of shares of Common Stock issuable upon exercise of this Warrant (to the extent not theretofore exercised) and the Initial Purchase Amount shall be proportionally decreased.

         4.6 Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or the majority of the Company's assets or other transaction, in each case which is effected in such a way that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as "Organic Change." Prior to the consummation of any Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the Registered Holders) to insure that each of the Registered Holders shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Common Stock immediately theretofore acquirable and receivable upon the exercise of such Warrant, such shares of stock, securities or assets as may be issued or payable in connection with such Organic Change with respect to or in exchange for the number of shares of Common Stock issuable had this Warrant been fully exercised immediately prior to such Organic Change. In any such case, the Company shall make appropriate provision (in form and substance satisfactory to the Registered Holders) with respect to such holders' rights and interests to insure that the provisions of this Section 4 shall thereafter be applicable to the Warrants (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the Company, an immediate reduction in the Purchase Price to the value of the Common Stock reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of shares of Common Stock issuable upon exercise of this Warrant (to the extent not theretofore exercised), if the value so reflected is less than the Purchase Price in effect immediately prior to such consolidation, merger or sale). The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance satisfactory to the Registered Holders), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

         4.7 Certain Events. If any event occurs of the type contemplated by the provisions of this Section 4 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features or any dividend or distribution of the capital stock issued by any Person other than the Company), then the Company's Board of Directors shall make an appropriate adjustment in the Purchase Price and the number of shares issuable upon exercise of this Warrant (to the extent not theretofore exercised) and the Initial Purchase Amount so as to protect the rights of the Registered Holders; provided that no such adjustment shall increase the Purchase Price as otherwise determined pursuant to this Section 4.

         4.8     Calculation of Purchase Price; Notices.

                 (i)      All calculations of the Purchase Price under this
Section 4 shall be computed to the nearest One-Thousandth (1/1000th) of a cent.

                 (ii) Immediately upon any adjustment of the Purchase Price, the Company shall give written notice thereof to the Registered Holders, setting forth in reasonable detail and certifying the calculation of such adjustment, provided however, that such notice shall not be deemed to be conclusive as to the Purchase Price calculation. At the request of a Registered Holder, the Company shall certify the Purchase Price of and the number of shares for which a Warrant at the time may be exercised.

                 (iii) The Company shall given written notice to the Registered Holders at least thirty (30) days prior to the date on which the Company closes its books or takes a record (A) with respect to any subdivision or combination of the Common Stock that is subject to Section 4.5, or any other dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

                 (iv) The Company shall also give written notice to the Registered Holders at least thirty (30) days prior to the date on which any Organic Change, dissolution or liquidation shall take place.

         4.9 Excluded Transactions. The provisions of this Section 4 shall not apply to the following transactions: (i) the conversion of the Notes and exercise of the Warrant, (ii) the issuance of Common Stock in the acquisition of the minority ownership interests in U.S. Drug Testing, Inc. and Good Ideas Enterprises, Inc. as previously disclosed to the public, (iii) the acquisition of any Person engaged exclusively in, or engaged in a business directly related to, the business of substance abuse testing, (iv) conversion of shares of the Series A Preferred Stock of the Company (the "Preferred Stock") outstanding as of the Effective Date, in accordance with the terms of the Preferred Stock, (v) transactions that are subject to Section 15.2 or Section 15.3 of the Purchase Agreement, (vi) Options granted or to be granted to officers of the Company, not previously employed by the Company, as an inducement essential to entering into a contract of employment with the Company provided that the total number of shares of Common Stock subject to all such excluded Options that may be outstanding at any one time shall not exceed Two Hundred Fifty Thousand (250,000) shares of Common Stock, and (vii) the issuance of 200,000 shares of Common Stock to John Sloan described in Section 8.2(c).

5.       NO RIGHTS OR LIABILITIES AS STOCKHOLDERS AND NOTICE TO REGISTERED
HOLDER

         Nothing contained herein shall be construed as conferring upon the Registered Holders the right to vote or to consent or to receive notice as a stockholder in respect of the meetings of shareholders for the election of directors of the Company or any other matter, or any other rights whatsoever as a stockholder of the Company; provided, however, that in the event that:

         (a) the Company shall take a record of the holders of its Common Stock or other stock or securities for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities or to receive any other right;

         (b) the Company shall take action to accomplish any capital reorganization, or reclassification of the capital stock of the Company, or a consolidation or merger of the Company into, or a sale of all or substantially all of its assets to, another corporation;

         (c) the Company shall take action to redeem or convert any or all of outstanding Common Stock or other stock or securities of the Company; or

         (d) the Company shall take action looking to a voluntary dissolution, liquidation or winding up of the Company;

then, and in each such case, the Company shall mail or cause to be mailed to the Registered Holders of this Warrant a notice specifying, as the case may be,
(i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation, winding-up, redemption or conversion is to take place, and the time, if any, is to be fixed, as of which the holders of record of Common Stock or such other stock or securities shall be entitled to exchange their shares of Common Stock or such other stock or securities for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation, winding-up, conversion or redemption. Such notice shall be delivered at least thirty (30) days prior to the date therein specified.

6.       DUTY TO REGISTER COMMON STOCK

         Promptly after the Effective Date, the Company shall file a registration statement with the Securities and Exchange Commission ("SEC") under the Securities Act registering the Company's offer and sale of the Underlying Common Stock and the Company shall use its best efforts to have the SEC declare effective such registration statement within three (3) months after the Effective Date. The Company shall similarly register the Company's offer and sale of the Underlying Common Stock under any applicable state securities laws. So long as any Warrants remain outstanding, the Company shall file such amendments and/or supplements to any registration statement under the Securities Act or under any state securities laws covering the offer and sale of such Underlying Common Stock and supplement and keep current any prospectus forming a part of such registration statement as may be necessary to permit the Company to deliver to a Registered Holder upon any sale of the Underlying Common Stock a prospectus meeting the requirements of the Securities Act and the regulations of the SEC thereunder, and as may be necessary to comply with any applicable state securities laws. The shares of Common Stock issuable under this Warrant are subject to a Registration Rights Agreement with the Company dated November 7, 1996.

7.       TRANSFERS AND EXCHANGES

         7.1 Warrant Transferable. Subject to the transfer conditions referred to in the legend endorsed hereon, this Warrant and all rights hereunder (including those under the Purchase Agreement) are transferable, in whole or in part, without charge to the Registered Holders, upon surrender of this Warrant with a properly executed Assignment (in the form of Exhibit B hereto) at the principal office of the Company.

         7.2 Warrant Exchangeable for Different Denominations. This Warrant is exchangeable, upon the surrender hereof by the Registered Holders at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the purchase rights hereunder, and each of such new Warrants shall represent such portion of such rights as is designated by the Registered Holders at the time of such surrender. The date the Company initially issues this Warrant shall be deemed to be the "Date of Issuance" hereof regardless of the number of times new certificates representing the unexpired and unexercised rights formerly represented by this Warrant shall be issued. All Warrants representing portions of the rights hereunder are referred to herein as the "Warrants."

8.       VALID ISSUANCE AND PAYMENT OF TAXES

         All shares of Common Stock issued upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof. The Company shall not be required to pay any tax or other charge imposed in connection with any transfer involved in the issuance of any certificate for shares of Common Stock in any name other than that of the Registered Holder of this Warrant, and in such case the Company shall not be required to issue or deliver any stock certificate or security until such tax or other charge has been paid, or it has been established to the Company's reasonable satisfaction that no tax or other charge is due.

9.       MUTILATED OR MISSING WARRANTS

         In case any of the Warrants shall be mutilated, lost, stolen or destroyed, the Company shall issue and deliver in exchange and substitution for, and upon cancellation of, the mutilated Warrant, or in lieu of, and in substitution for, the Warrant lost, stolen or destroyed, a new Warrant of like tenor and representing an equivalent right or interest, but only upon receipt of reasonable evidence of such loss, theft, or destruction of such Warrant.

10.      RESERVE

         The Company hereby covenants that at all times there shall be reserved for issuance such number and type of securities as the Registered Holders are entitled to receive upon exercise of the Warrants. Prior to the issuance of any equity securities (or any instrument exercisable for or convertible into equity securities) and whenever otherwise required to satisfy this Section 10, the Company will amend its Articles of Incorporation to the extent necessary to ensure that there is reserved for issuance a sufficient quantity of such equity securities (and Common Stock into which such equity securities may be convertible) as the Registered Holders are entitled to receive upon exercise of this Warrant.

11.      NO IMPAIRMENT

         The Company will not, by amendment of its Certificate of Incorporation or bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Registered Holders against impairment. Without limiting the generality of the foregoing, the Company (a) shall not increase the par value of any shares issuable upon exercise of this Warrant above the Purchase Price and (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon exercise of this Warrant.

12.      APPRAISAL

                 In case of any dispute as to valuation of a security under this Agreement, the fair value of such security shall be determined by an appraiser without any discount for liquidity or restrictions under the Securities Act. This appraisal process shall be instituted within fourteen
(14) days after a party to this Agreement notifies the other party of its desire to submit the issue to an appraiser. In the event the parties do not agree on an appraiser within seven (7) days after a party to this Agreement notifies the other party of its desire to submit the issue to an appraiser, the fair value of such security shall be determined, without any discount for liquidity or restrictions under the Securities Act, by the majority determination of a panel of three (3) appraisers who shall be selected in the following manner: the Company shall select one (1) appraiser and the Registered Holders shall jointly select one (1) appraiser and the two (2) appraisers selected by the Company and the Registered Holders shall jointly select a third appraiser. The appraiser selected jointly by the parties and, if applicable, each member of the appraisal panel shall be an individual who personally and whose Affiliates shall not have a previous business relationship with either party. The appraiser and, if applicable, the appraisal panel shall endeavor to complete the appraisal as soon as practicable. The determination of such appraiser and , if applicable, the appraisal panel shall be final and binding on the Company and the Registered Holders, and the fees and expenses of such appraisal shall be borne equally by the Company, on the one hand, and the Registered Holders, on the other.

13.      NOTICES

                 Except as may be otherwise provided herein, all notices and other communications required or permitted hereunder shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile to number set forth below (provided, however, that notices given by facsimile shall not be effective unless either (i) a duplicate copy of such facsimile notice is promptly given by one of the other methods described in this Section 13, or
(ii) the receiving party delivers a written confirmation of receipt for such notice either by facsimile or any other method described in this Section 13; and (c) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

                 TO: THE REGISTERED HOLDER                  TO: THE COMPANY
                 c/o SAC Capital Advisors LLC               Substance Abuse Technologies, Inc.
                 777 Long Ridge Road                        4517 NW 31st Avenue
                 Stamford, CT  06902                        Ft. Lauderdale, FL  33369
                 Fax No.:  (203) 614-2100                   Fax No.:  (954) 714-5049
                 Attn:  Scott J. Lederman, Esq.             Attn:  Robert Stutman

A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 13 by giving the other party written notice of the new address in the manner set forth above.

14.      HEADINGS.

         The headings in this Warrant are for purposes of convenience in reference only, and shall not be deemed to constitute a part hereof.

15.      GOVERNING LAW.

         This Warrant shall be construed and enforced in accordance with, and governed by, the laws of the State of New York without regard to provisions regarding choice of laws.

16.      SEVERABILITY.

         If any term, provision, covenant or restriction of this Warrant is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Warrant shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

17.      NO INCONSISTENT AGREEMENTS.

         The Company will not on or after the date of this Warrant enter into any agreement which is inconsistent with the rights granted to the Registered Holders of this Warrant or otherwise conflicts with the provisions hereof. The Company hereby represents and warrants that the rights granted to the Registered Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to holders of the Company's securities under any other agreements, except rights that have been waived.

18.      SATURDAYS, SUNDAYS AND HOLIDAYS.

         If the Expiration Date falls on a Saturday, Sunday or legal holiday, the Expiration Date shall automatically be extended until 5:00 p.m. the next business day.

         IN WITNESS WHEREOF, Substance Abuse Technologies, Inc. has caused this Warrant to be signed manually by a duly authorized officer of the Company.



                                       SUBSTANCE ABUSE TECHNOLOGIES, INC.

                                       By:
                                          -------------------------------
                                           Name:
                                           Title:

                                   EXHIBIT A
                                   [Warrant]

                              ELECTION TO PURCHASE



To:      Substance Abuse Technologies, Inc.

         ----------------------------------

         ----------------------------------

         ----------------------------------


         The undersigned hereby elects to exercise the Warrant represented by the within Warrant Certificate to purchase __________ shares of the Common Stock issuable upon the exercise of the Warrant and requests that certificates for such shares shall be issued in the name of:


                 --------------------------------------------------
                                    (Name)


                 --------------------------------------------------
                                  (Address)


                 --------------------------------------------------
                              (Taxpayer number)

                 and be delivered to:
                                       ----------------------------


                 --------------------------------------------------
                                    (Name)

                 at
                    -----------------------------------------------
                                  (Address)


and, if said number of shares of the Common Stock shall not be all the shares of the Common Stock evidenced by the within Warrant Certificate, that a new Warrant Certificate for the balance remaining of such said shares be registered in the name of:


                 --------------------------------------------------
                                    (Name)


                 --------------------------------------------------
                                  (Address)


                 --------------------------------------------------
                              (Taxpayer number)

and delivered to the undersigned at the address below stated.

Dated:                 , 19
        ---------------    --

Name of holder of Warrant Certificate:



                 --------------------------------------------------
                                (please print)


                 --------------------------------------------------
                                  (Address)


                 --------------------------------------------------
                                 (Signature)

                                   EXHIBIT B

                                   [Warrant]

                                   ASSIGNMENT

                    (to be executed by the registered holder
                  to effect a transfer of the within Warrant)

FOR VALUE RECEIVED
                   ------------------------------------------------------------

hereby sells, assigns and transfers unto
                                         --------------------------------------


-------------------------------------------------------------------------------
                                    (Name)


-------------------------------------------------------------------------------
                                  (Address)


-------------------------------------------------------------------------------

the right to purchase the ________ shares of Common Stock evidenced by this Warrant, and does hereby irrevocably constitute and appoint ___________________ _________________________________________________ to transfer the said right on the books of the Company, with full power of substitution.


Dated:
        -----------------------


                                           ------------------------------------
                                           (Signature)